Filed pursuant to Rules 424(b)(3) & (5)
Registration No. 333-53796
PROSPECTUS SUPPLEMENT
(To Prospectus dated May 1, 2001)

4,000,000 Shares

Common Stock

$13.34 per share

          We are selling 4,000,000 shares of our common stock, par value $.01 per share. We have granted the underwriters an option to purchase up to 600,000 additional shares of common stock to cover over-allotments.

      Our common stock is listed on the New York Stock Exchange under the symbol “NNN.” The last sale price of our common stock on the New York Stock Exchange on November 27, 2001 was $13.34 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page S-7 of this Prospectus Supplement.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$13.34	$53,360,000
Underwriting Discount	$.70	$2,800,000
Proceeds to us, before expenses	$12.64	$50,560,000

      The underwriters expect to deliver the shares to purchasers on or about November 30, 2001.

Sole Book — Running Manager	Co-Lead Manager

Salomon Smith Barney	Wachovia Securities

                   A.G. Edwards & Sons, Inc.

Legg Mason Wood Walker

Incorporated

Raymond James

November 27, 2001

      You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date other than their respective dates.

      Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Such transactions may include stabilization, the purchase of securities to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see “Underwriting.”

HOW TO OBTAIN MORE INFORMATION

      We file reports, proxy statements and other information with the SEC. You may read any document we file at the SEC’s public reference room at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference rooms. You also may read our filings at the SEC’s Web site at http://www.sec.gov.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933. This prospectus supplement and accompanying prospectus do not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference facilities or Web site. Our statements in this prospectus supplement and accompanying prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

      The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with it. This means that we have disclosed important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus supplement and the accompanying prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference all documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and prior to the completion of this offering.

      You may obtain copies of these documents (other than exhibits) free of charge by contacting our Secretary at our principal offices, which are located at 450 South Orange Avenue, Suite 900, Orlando, Florida 32801, (407) 265-7348.

SUMMARY

      The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. In this prospectus supplement, the words “we,” “our,” “ours” and “us” refer to Commercial Net Lease Realty, Inc. and its subsidiaries and joint ventures, unless the context indicates otherwise. The following summary contains basic information about the offering. Unless otherwise indicated, the information contained in this prospectus supplement assumes no exercise of the underwriter’s over-allotment option.

The Company

      We are a fully integrated, self-administered equity real estate investment trust (REIT) formed in 1984 that acquires, owns, manages and indirectly develops a diversified portfolio of high quality, freestanding properties that are generally leased to major retail businesses under full-credit, long-term commercial net leases.

      Our portfolio emphasizes properties that are located within intensive commercial corridors near traffic generators such as regional malls, business developments and major thoroughfares. These properties, which generally have purchase prices of up to $10.0 million, attract a wide array of established retail tenants, such as Academy, Barnes & Noble, Bed Bath & Beyond, Best Buy, Borders, CVS, Eckerd, Food 4 Less, IHOP, Office Depot, OfficeMax, Supervalu, The Sports Authority, Wal-Mart and 7-Eleven. Consequently, our management believes that such properties offer attractive opportunities for stable current returns and potential capital appreciation. In addition, management believes that the location and design of properties in this niche provide flexibility in use and tenant selection and an increased likelihood of advantageous re-lease terms upon expiration or early termination of the related leases.

      We generally acquire properties that are newly constructed or re-developed as of the time of acquisition. In addition, we generally acquire properties that are subject to a lease in order to avoid the risks of not finding a tenant on a timely basis and to provide an immediate revenue stream. Our leases typically provide that the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance, and generally also provide that the tenant is responsible for roof and structural repairs. Such leases typically do not limit our recourse against the tenant and any guarantor in the event of a default and for this reason are considered “full-credit” leases. Our properties are leased on a long-term basis, generally 10 to 20 years, with renewal options for an additional 10 to 20 years.

      As of September 30, 2001, we owned (or in certain limited cases ground leased), either directly or through investment interests, 239 properties, which were 90% leased, located in 36 states. The average remaining initial lease term of our properties was approximately 12 years. Leases representing approximately 73% of annualized base rental income from our properties, as of September 30, 2001, have initial terms extending until at least December 31, 2011. Approximately 81% of annualized base rental income is derived from leases that provide for periodic, contractually fixed increases in base rent.

      Our address and phone number are:

Commercial Net Lease Realty, Inc. 450 S. Orange Avenue Suite 900 Orlando, Florida 32801 (407) 265-7348

Core Business Objectives

      We seek to enhance our operating performance and financial position through the implementation of the following core business objectives:

•	We Underwrite Long-Term Triple-Net/ Full-Credit Leases — To avoid initial lease-up risks, we generally acquire only properties which are fully leased under a long-term, full-credit lease. We believe that our emphasis on full-credit, long-term (10 to 20 years), triple-net leases will produce a predictable long-term income stream. Our willingness to make long-term investments in retail properties offers tenants financial flexibility and allows them to allocate capital to their core businesses.

•	We Minimize Investment Risk through Diversification of Line of Business/ Geographic Location — We continue to diversify our portfolio to include a full spectrum of retail businesses as tenants, including distinct retail segments as well as a diversity of tenants and geographic locations. We target retailers which we view as leaders in their respective market segments and which have the financial strength to compete effectively.

•	We Develop and Maintain Relationships with Quality Tenants — We seek to develop and maintain long-term working relationships with established retail companies by providing sale/leaseback financing and, through our affiliation with Commercial Net Lease Realty Services, Inc., build-to-suit services on multiple properties to target retailers on a national basis, thereby adding additional efficiency and value to ourselves and the retailers. In our view, our relationships with our tenants are fostered by the broad range of services we offer to tenants. These services, which include providing market surveys, site selection analyses and facility management consulting, are designed to aid a tenant in the selection and operation of a specific site.

•	Our Real Estate is Located in Highly Visible Areas — We typically invest in properties which are located in areas with high levels of commercial traffic, such as commercial developments near regional malls, business developments and major thoroughfares. These locations provide our tenants with high visibility to passing traffic, ease of access, control over the site’s operating hours and maintenance standards and distinctive building design, thereby promoting greater customer identification. In addition, due to the short development cycles generally associated with such properties (approximately six to 12 months), this format provides tenants flexibility in responding to changing retail trends and permits faster development of new stores. This enables our tenants to add new stores quickly.

•	The Design of Our Properties Provides Tenants with Great Flexibility — Due to the short development cycles generally associated with our properties (approximately six to 12 months), our retail property format provides tenants with flexibility in responding to changing retail trends and permits faster development of new stores. This enables our tenants to add new stores quickly and in the most efficient manner.

•	We Maintain a Conservative Capital Structure — We seek to operate with a moderate use of leverage. We believe that our portfolio of properties and the predictability and stability of the underlying cash flow will permit us to obtain attractive long-term debt financing. We intend to maintain a ratio of total indebtedness to total assets (before accumulated depreciation) of not more than 50 percent.

•	We Offer Tenants Build-to-Suit Development Capabilities — Through our affiliation with Commercial Net Lease Realty Services, Inc., we provide build-to-suit development to retailers. These build-to-suit services allow us to offer the tenant a wider menu of services and we believe tenants often prefer that we develop the property because we can reduce overall construction costs. Upon completing the development and construction of a property, Commercial Net Lease Realty Services may sell the completed property to us or to an unrelated third party.

Recent Developments

Captec Merger

      On July 1, 2001, we entered into an Agreement and Plan of Merger with Captec Net Lease Realty, Inc., a Delaware corporation. Pursuant to the merger agreement, and subject to the terms and conditions thereof, Captec will merge with and into our company, with our company being the surviving corporation.

      Captec is a public company whose shares of common stock are traded on the Nasdaq National Market under the symbol “CRRR.” In its quarterly report for the quarter ended September 30, 2001, Captec reported $5,639,620 in leasing revenues for the three months ended September 30, 2001 and $16,953,918 in leasing revenues for the nine months ended September 30, 2001. Based on Captec’s quarterly report for the quarter ended September 30, 2001, the net book value of Captec’s assets was $132,171,215.

      In the merger, holders of Captec common stock will receive 0.4575 shares of our common stock, 0.21034679 shares of our 9% Class A non-voting preferred stock and $1.27 in cash for each share of Captec common stock. Cash will be paid instead of the issuance of fractional shares. The exchange ratio is not subject to change and there is no “collar” or minimum trading price for the shares of Captec common stock or our common stock.

      On November 19, 2001, Captec’s stockholders approved the merger. While the consummation of the merger continues to be subject to additional customary closing conditions, it is expected that the closing of the merger will be effective on December 1, 2001.

Property Dispositions

      Between January 1, 2001 and September 30, 2001, we sold 31 properties having 398,577 square feet of gross leasable “area” or “space” which accounted for $3,552,837 of base rent. Since January 1, 2001, we acquired two properties for an aggregate purchase price of $14.5 million (on an inclusive cost basis). These two properties have approximately 105,000 square feet of gross leasable area.

The Offering

Securities offered	4,000,000 shares of common stock(1)

Price per share	$13.34

Shares of common stock to be outstanding after this offering	34,925,113 (1)(2)

Use of proceeds	We will use the net proceeds from the sale of the common stock to repay amounts outstanding under our existing credit facility.

Risk factors	See “Risk Factors” beginning on page S-7 of this prospectus supplement.

New York Stock Exchange symbol	“NNN”

(1)	This number assumes the underwriters’ overallotment option to purchase up to 600,000 additional shares of our common stock is not exercised.

(2)	The number of shares of common stock outstanding after the offering excludes shares of common stock issuable upon exercise of options under our 2000 Performance Incentive Plan.

RISK FACTORS

      In addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully review the following considerations in determining whether to purchase the common stock.

The loss of any member of our management team could adversely affect our business.

      We depend upon the services of James M. Seneff, Jr., as Chairman of the board of directors and Chief Executive Officer, and of Gary M. Ralston, as President. Loss of the services of either of Mr. Seneff or Mr. Ralston could have a material adverse effect on our business and financial condition. We have entered into employment agreements with both Mr. Seneff and Mr. Ralston. Our agreement with Mr. Seneff does not require that he devote all of his efforts to the company nor is it expected that he will devote all of his efforts to the company.

A substantial portion of our revenue is derived from a small number of tenants.

      Eckerd accounted for approximately 14.7% of the annualized base rental income from our properties (which we call base rent) as of September 30, 2001. Our next five largest tenants (Best Buy, OfficeMax, Barnes & Noble, Borders Books & Music, and Academy), in terms of base rent as of September 30, 2001, accounted for an aggregate of approximately 34.4% of base rent. The default, financial distress or bankruptcy of one or more of these tenants could cause vacancies among certain of our properties. Such vacancies would reduce our revenues until we were able to re-lease the affected properties, and could decrease the ultimate sale value of each such property. Upon the expiration of the leases that are currently in place, we may not be able to re-lease a vacant property at a comparable lease rate or without incurring additional expenditures in connection with such re-leasing.

Three of our tenants are currently in bankruptcy proceedings.

      Three of our tenants, Waccamaw/ Homeplace, Heilig-Meyers and HomeLife, have each filed voluntary petitions for bankruptcy under Chapter 11 of the United States Bankruptcy Code. As a result, each of these tenants has a right to reject or affirm its leases with us.

      HomeLife has filed a motion to reject all five of its leases in the bankruptcy proceedings. Regardless of such election by HomeLife, Sears, Roebuck & Co., as assignor of the leases to HomeLife, will remain liable under the leases. Waccamaw/ HomePlace rejected all five of its leases with us and surrendered the properties to us. As of November 2001, Heilig-Meyers has rejected 12 of its 17 leases with us, and the lease for one of its properties has been assigned to a new tenant pursuant to the U.S. Bankruptcy Code procedures. As of the respective lease rejection dates, Waccamaw/ HomePlace and Heilig-Meyers were no longer required to pay rent, real estate taxes or insurance on the properties. While Heilig-Meyers continues to lease four properties, the tenant has not rejected or affirmed the remaining four leases and there can be no assurance that some or all of the leases will not be rejected in the future.

      The lost revenues and increased property expenses resulting from the rejection by any bankrupt tenant of any of their respective leases with us could have a material adverse effect on our liquidity and results of operations, if we are unable to re-lease the properties at comparable rental rates and in a timely manner. Currently, we own 22 vacant, unleased properties, accounting for 12.8% of the total gross leasable area, and are actively marketing these 22 properties.

Mr. Seneff’s ability to devote his full attention to us is limited.

      Mr. Seneff manages numerous business ventures, and his responsibilities to these other ventures will reduce the amount of time that he may devote exclusively to us.

We may not be able to repay our debt financing obligations.

      While our organizational documents do not limit the level or amount of debt that we may incur, it is our current policy to maintain a ratio of total indebtedness to total assets (before accumulated depreciation) of not more than 50%. However, this policy is subject to reevaluation and modification by the board of directors without shareholder approval. If the board of directors modifies this policy to permit a higher degree of leverage and we incur additional indebtedness, debt service requirements would increase accordingly. Such an increase could adversely affect our financial condition and results of operations. In addition, increased leverage could increase the risk that we may default on our debt obligations, with resulting losses to our cash flow and asset value.

      We are subject to the risks associated with debt financing. These risks include the risks that we may be unable to generate sufficient cash through our operating activities to meet required payments of principal and interest and that rising interest rates may cause the rate of our variable rate credit facility to rise. In addition, we may not be able to repay or refinance existing indebtedness (which generally will not have been fully amortized at maturity) or refinance existing indebtedness at terms that are as favorable as the terms of existing indebtedness. In the event that we are unable to secure financing of such indebtedness on acceptable terms, we may be forced to resort to alternatives that may adversely affect our ability to generate cash to pay our debt service obligations, such as disposing of properties on disadvantageous terms (which may also result in losses) and obtaining financing on unfavorable terms.

There are a number of risks inherent in owning real estate.

      Uncontrollable Factors Affecting Performance and Value. Changes in general national, regional and local economic and market conditions may affect our economic performance and the value of our real estate assets. Local real estate market conditions may include excess supply and intense competition for tenants, including competition based on rental rates, attractiveness and location of the property and quality of maintenance, insurance and management services. In addition, other factors may affect the performance and value of a property adversely, including changes in laws and governmental regulations (including those governing usage, zoning and taxes), changes in interest rates and the availability of financing.

      Illiquidity of Real Estate Investments. Because real estate investments are relatively illiquid, our ability to adjust our portfolio promptly in response to economic or other conditions is limited. Certain significant expenditures, such as debt service (if any), real estate taxes and operating and maintenance costs, generally do not change in response to economic or other conditions. This combination of variable revenue and relatively fixed expenditures may result, under certain market conditions, in reduced income from investment. Such reduction in investment income could have an adverse effect on our financial condition and results of operations.

      Environmental Matters. It is our policy, as part of our acquisition due diligence process, to obtain at least a Phase I environmental site assessment for each property. Other than nine properties which we acquired under agreements executed before Phase I environmental site assessments became common practice, all of our properties have been subjected to Phase I environmental site assessments. The nine properties which were not subjected to Phase I site assessment are now leased to Golden Corral Corporation. To determine the status of the Golden Corral properties, we hired an environmental consultant in 1994 to review environmental regulatory databases containing a compilation of information by federal and state environmental agencies regarding sites reported to be contaminated. The consultant has advised us that none of the Golden Corral properties were identified in those databases. We cannot be sure, however, that such databases contain a complete and accurate list of all contaminated sites reported by federal and state environmental agencies. Further, we cannot be certain that we will not be required to undertake or pay for removal or remediation of any contamination of properties currently or previously owned by us or that the costs of such removal or remediation would not be material.

There are risks involved with the acquisition and development of real estate.

      We cannot assure that we will be able to implement our investment strategies successfully. Additionally, we cannot assure that our property portfolio will expand at all, or if it will expand at any specified rate or to any specified size. In addition, investment in additional real estate assets is subject to a number of risks. Because we expect to invest in markets other than the ones in which our current properties are located, we will also be subject to the risks associated with investment in new markets that may be relatively unfamiliar to our management.

      To the extent that we engage in development activities, we will be subject to the risks normally associated with such activities. Such risks include, without limitation, risks relating to the availability and timely receipt of zoning and other regulatory approvals, the cost and timely completion of construction (including risks from causes beyond our control, such as weather or labor conditions or material shortages) and the ability to obtain both construction and permanent financing on favorable terms. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken or provide a tenant the opportunity to terminate a lease. Any of these situations could have an adverse effect on our financial condition and results of operations and on the amount of funds available for distribution to stockholders.

We have potential financial exposure as a result of lawsuits filed in connection with our anticipated merger with Captec.

      Following the public announcement of our proposed merger with Captec Net Lease Realty, Inc., certain Captec stockholders filed three lawsuits against Captec and its directors alleging breaches of fiduciary duty in connection with the merger and in connection with the sale of certain assets of Captec to CRC Acquisition LLC, a Michigan limited liability company owned by a Captec officer. One of these lawsuits also named our company, but we have since been dismissed as a party to that lawsuit. In the lawsuits, which have been consolidated into a single action, the plaintiffs are seeking a declaration that the action is properly maintainable as a class action, equitable relief that would enjoin the proposed merger, and unspecified damages. The plaintiffs have also sought a preliminary injunction barring our proposed acquisition of Captec.

      Captec has entered into a Memorandum of Understanding with the plaintiffs (MOU), pursuant to which Captec and the plaintiffs agreed in principle to settle the consolidated action. Under the MOU, Captec agreed to provide to its shareholders additional disclosures concerning the proposed merger with us and agreed, if the settlement is approved ultimately by the court, to pay plaintiffs’ attorneys’ fees in an amount to be determined by the court but not to exceed $350,000. The plaintiffs agreed in the MOU to negotiate and execute a Stipulation of Settlement and to submit the Stipulation of Settlement to the court for approval to withdraw their preliminary injunction request. If a Stipulation of Settlement is not executed by Captec and the plaintiffs or if the Stipulation of Settlement is not approved by the court, the consolidated action could continue, could delay the consummation of our merger with Captec, and could result in substantial damage awards against Captec and/or its directors, damages for which we could be responsible. In addition, to the extent that the settlement negotiations or litigation require significant attention from our management, their attention could be diverted from our operations.

We may not be able to successfully integrate Captec’s operations with ours.

      The proposed merger with Captec Net Lease Realty, Inc. involves risks related to the integration and management of acquired properties and operations. Because we do not intend to retain any of the existing management of Captec, the integration of our company with Captec will be a complex and time-consuming process and may disrupt our business if not completed in a timely and efficient manner. We may encounter substantial difficulties, costs and delays involved in integrating our operations with those of Captec, including:

•	perceived adverse changes in business focus;

•	potential conflicts in marketing or other important relationships; and

•	the diversion of our management’s attention from other ongoing business concerns.

      Further, the completion of the merger poses risks for our ongoing operations, including that:

•	following the merger, we may not achieve the cost savings and operating efficiencies; and

•	the Captec portfolio may not perform as well as we anticipate.

      If we fail to integrate Captec successfully or fail to realize the intended benefits of the merger, the market price of our common stock subsequent to the merger could decline from its current market price.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the market on which our common stock trades, the markets in which we operate, our operations and our profitability.

      Terrorist attacks may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. These attacks may directly impact our physical facilities or the businesses of our tenants.

      Also, as a result of terrorism, the United States has entered into an armed conflict which could have a further impact on our tenants. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

      More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in, or cause a deepening of, economic recession in the United States or abroad. Any of these occurrences could have a significant impact on our operating results and revenues and may result in the volatility of the market price for our securities.

Our failure to qualify as a real estate investment trust for federal income tax purposes would affect our ability to maintain our current level of distributions and could result in significant tax liability.

      We intend to operate in a manner that will allow us to continue to qualify as a real estate investment trust. Although we believe that we have been organized as, and our past and present operations qualify us as, a real estate investment trust, we cannot assure you that this is true, or that we will remain qualified as a real estate investment trust in the future. This is because qualification as a real estate investment trust involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within our control.

      If we fail to qualify as a real estate investment trust, we will not be allowed a deduction for distributions to stockholders in computing taxable income and would become subject to federal income tax at regular corporate rates for both current and past years. In this event, we could be subject to potentially significant tax liabilities, and the amount of cash available for distribution to stockholders would be reduced and possibly eliminated. Unless entitled to relief under certain statutory provisions, we would also be disqualified from treatment as a real estate investment trust for the four taxable years following the year during which qualification was lost.

We make certain forward-looking statements in this prospectus that may or may not occur.

      Certain statements incorporated by reference or made in this prospectus supplement under the captions “Summary,” “Risk Factors” and “The Company,” and elsewhere in this prospectus supplement are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When we use the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” and other similar expressions in this prospectus supplement, they are generally intended to identify forward-looking statements. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our actual results, performance or achievements.

SELECTED FINANCIAL DATA

      The following table sets forth selected financial information for us for the nine months ended September 30, 2001 and 2000 and for each of three years in the period ended December 31, 2000.

      We derived the selected financial information presented below for and as of the end of the last three fiscal years from our audited financial statements. We derived the selected financial information presented below for the nine-month periods ended September 30, 2001 and 2000 from our unaudited interim financial statements. Our management believes that the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the information set forth therein. The results of operations for the nine months ended September 30, 2001 are not necessarily indicative of the results to be expected for the full fiscal year or for any future period.

      You should read this table in conjunction with the other financial information included in our annual report on Form 10-K for the year ended December 31, 2000, and in our Quarterly Report on Form 10-Q for the period ended September 30, 2001, both of which are incorporated herein by reference.

	Nine months ended
	September 30,		Year ended December 31,

Dollars in thousands	2001	2000	2000	1999	1998

	(unaudited)

Operating Data

Revenues:

Rental and earned income	$52,568	$55,662	$73,776	$72,525	$61,750

Interest and other income	7,604	4,677	7,115	4,018	3,023

Total revenues	60,172	60,339	80,891	76,543	64,773

Expenses:

General operating and administrative	5,113	3,709	4,850	6,180	7,735

Real estate expenses	458	312	397	432	599

Interest	18,452	19,647	26,528	21,920	13,460

Depreciation and amortization	6,876	6,746	9,088	8,634	6,759

Expenses incurred acquiring Advisor	2,153	1,063	1,521	9,824	5,501

Total expenses	33,052	31,477	42,384	46,990	34,054

Earnings before equity in earnings of unconsolidated affiliates, and gain on disposition of real estate	27,120	28,862	38,507	29,553	30,719

Equity in earnings of unconsolidated affiliates	(2,433)	(3,089)	(3,980)	(966)	367

Gain on disposition of real estate	4,765	—	4,091	6,724	1,355

Earnings before cumulative effect of change in accounting principle	29,452	25,773	38,618	35,311	32,441

Cumulative effect of change in accounting principle	—	—	(367)	—	—

Net earnings	$29,452	$25,773	$38,251	$35,311	$32,441

	Nine months ended
	September 30,		Year ended December 31,

Dollars in thousands	2001	2000	2000	1999	1998

	(unaudited)

Other data:

Shares of common stock outstanding at end of period	30,911,510	30,395,897	30,456,705	30,255,939	29,521,089

Total properties at end of period	239	277	268	279	294

Total gross leasable area (sq. ft. in thousands)	6,009	6,543	6,302	6,718	5,742

Earnings before interest and taxes	$48,242	$45,774	$65,238	$57,634	$46,105

Earnings before interest, taxes depreciation and amortization (1)	$52,506	$53,583	$71,756	$69,368	$57,010

Ratio of earnings to fixed charges	2.59	2.31	2.42	2.87	3.41

	September 30,		December 31,

	2001	2000	2000	1999	1998

Real estate assets, net	$615,131	$663,737	$638,179	$671,684	$658,757

Total assets	787,414	775,731	761,611	749,789	685,595

Total liabilities	390,177	385,354	367,710	358,427	301,705

Total stockholders’ equity	397,237	390,377	393,901	391,362	383,890

(1)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents net income before interest expense, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations as defined by GAAP and you should not consider it as an alternative to cash flow as a measure of liquidity or as an alternative to net earnings as an indicator of operating performance. EBITDA is included in this prospectus supplement because management believes that certain investors find it to be a useful tool for measuring a company’s ability to service its debt. EBITDA as calculated by us may not be comparable to calculations as presented by other companies, even in the same industry.

PROPERTIES

The Properties

      As of September 30, 2001, we had an ownership interest in 239 net-leased properties (or properties under development) located in 36 states. Except for seven properties which are leased, all of the properties that we own are owned in fee simple. We own the improvements in three of the leased properties. The average age of the buildings in our property portfolio is approximately seven years. The aggregate gross leasable area (“GLA”) of our property portfolio is approximately 6.0 million square feet and buildings in our property portfolio generally range in size from approximately 700 square feet to approximately 83,000 square feet.

      The following tables set forth the diversification of our property portfolio based on tenant diversification, retail line of business diversification and geographic diversification by region as of September 30, 2001:

Diversification by Tenant

September 30, 2001

		Total			Current	Percent of
		Number	Total	Percent of	Annual	Total Current
		of	GLA	Total	Base	Annual
Retailer	Retail Specialty	Properties	(Sq. Ft.)	GLA	Rent(1)	Base Rent

Eckerd	Pharmacies and Drug Stores	48	486,088	8.09%	$9,567,729	14.71%
Best Buy	Radio, Television and Other Electronics Stores	8	379,077	6.31%	5,680,825	8.73%
OfficeMax	Office Supplies and Stationery Stores	16	408,356	6.80%	5,384,042	8.28%
Barnes & Noble	Book Stores	8	228,648	3.81%	4,360,218	6.70%
Borders Books & Music	Book Stores	6	179,879	2.99%	3,483,089	5.36%
Academy	Sporting Goods Stores	10	511,624	8.51%	3,478,894	5.35%
The Good Guys	Radio, Television and Other Electronics Stores	8	159,431	2.65%	3,342,386	5.14%
Bed, Bath & Beyond	All Other Home Furnishings Stores	3	129,258	2.15%	1,731,850	2.67%
HomeLife	Furniture Stores	5	187,512	3.12%	1,727,431	2.66%
Sports Authority	Sporting Good Stores	4	166,025	2.76%	1,634,403	2.51%
Food 4 Less	Supermarkets and Other Grocery Stores	2	105,154	1.75%	1,516,331	2.33%
Dick’s Sporting Goods	Sporting Goods Stores	2	116,000	1.93%	1,387,885	2.13%
Office Depot	Office Supplies and Stationery Stores	3	64,367	1.07%	1,231,554	1.89%
Wal-Mart	All Other General Merchandise Stores	6	325,933	5.42%	1,146,263	1.76%
Top’s	Other Grocery and Related Products Wholesalers	1	63,220	1.05%	1,095,454	1.68%
Pier 1 Imports	All Other Home Furnishings Stores	7	63,045	1.05%	1,091,304	1.68%
Computer City	Computer and Software Stores	3	60,000	1.00%	1,055,006	1.62%
Waremart	Other Grocery and Related Products Wholesalers	1	82,490	1.37%	976,571	1.50%
Robb & Stucky	Furniture Stores	1	77,168	1.28%	923,663	1.42%
Int’l House of Pancakes	Full-Service Restaurants	8	32,063	0.53%	902,946	1.39%
Dave & Buster’s	Full-Service Restaurants	1	56,470	0.94%	888,250	1.37%
Food Lion	Supermarkets and Other Grocery Stores	4	117,690	1.96%	835,200	1.28%
Supervalu	Other Grocery and Related Products Wholesalers	2	94,514	1.58%	698,750	1.07%
Shop & Save	Other Grocery and Related Products Wholesalers	2	71,868	1.20%	671,138	1.03%
Helig-Meyers/ The RoomStore	Furniture Stores	4	114,095	1.90%	652,630	1.00%
Other Properties(2)	N/A	52	929,048	15.47%	9,586,492	14.74%
Vacant Property	N/A	22	770,904	12.83%	—	—
Vacant Land	N/A	1	—	—	—	—

		Total					Current		Percent of
		Number		Total		Percent of	Annual		Total Current
		of		GLA		Total	Base		Annual
Retailer	Retail Specialty	Properties		(Sq. Ft.)		GLA	Rent(1)		Base Rent

Adjacent Excess Space	N/A	1		28,860		0.48%	—		0.00%

Totals		239	(3)(4)(5)	6,008,787	(4)(5)(6)	100.00%	$65,050,304	(4)(5)(6)	100.00%

(1)	Base rent includes income from operating leases and earned income from direct financing leases but excludes percentage (contingent) rental income and non-cash lease accounting adjustments.

(2)	Constitutes a total of 31 tenants, each representing less than 1.0% of our total current annual base rent.

(3)	Total number of properties includes one property under construction.

(4)	Includes nine properties with 239,477 square feet of gross leasable “area” or “space” and $2.6 million of base rent owned by a limited partnership in which we own a 20 percent general partner interest.

(5)	Between January 1, 2001 and September 30, 2001, we sold 31 properties having 398,577 square feet of gross leasable “area” or “space” which accounted for $3,552,837 of base rent.

(6)	Excludes gross leasable “area” or “space” and base rent attributed to the buildings under construction discussed in footnote (3) above.

Diversification by Retail Line of Business

September 30, 2001

					Percent of
					Total Current
	Number of		Percent of	Current Annual	Annual
Retail Specialty	Properties	GLA	Total GLA	Base Rent	Base Rent

Pharmacies and Drug Stores	49	497,381	8.28%	$9,705,170	14.92%

Radio, Television and Other Electronics Stores	16	538,508	8.96%	9,023,211	13.87%

Book Stores	15	435,783	7.25%	8,021,837	12.33%

Sporting Goods Stores	17	843,649	14.04%	6,994,682	10.75%

Office Supplies and Stationery Stores	20	499,159	8.31%	6,855,596	10.54%

Supermarkets and Other Grocery Stores	17	424,247	7.06%	4,078,555	6.27%

Other Grocery and Related Products Wholesalers	7	373,749	6.22%	4,032,850	6.20%

Furniture Stores	11	423,314	7.04%	3,641,775	5.60%

All Other Home Furnishings Stores	10	192,303	3.20%	2,823,154	4.34%

Full-Service Restaurants	9	88,533	1.47%	1,791,196	2.75%

All Other General Merchandise Stores	6	325,933	5.42%	1,146,263	1.76%

Computer and Software Stores	3	60,000	1.00%	1,055,006	1.62%

Limited-Service Restaurants	15	64,898	1.08%	748,674	1.15%

Hobby, Toy and Game Stores	2	86,304	1.44%	731,956	1.13%

Pet and Pet Supplies Stores	2	40,340	0.67%	687,275	1.06%

Department Stores	3	—	—	553,897	0.85%

All Other Miscellaneous Store Retailers	3	64,500	1.07%	535,000	0.82%

Sewing, Needlework and Piece Goods	2	76,700	1.28%	469,545	0.72%

Family Clothing Stores	1	29,500	0.49%	414,736	0.64%

Convenience Stores	2	5,951	0.10%	395,400	0.61%

Shoe Stores	1	16,500	0.27%	384,909	0.59%

Cellular and Other Wireless Telecommunications	1	63,404	1.06%	348,722	0.54%

Children’s and Infants’ Clothing Stores	1	40,000	0.67%	324,000	0.50%

						Percent of
						Total Current
	Number of			Percent of	Current Annual	Annual
Retail Specialty	Properties	GLA		Total GLA	Base Rent	Base Rent

Electronic Computer Manufacturing	1	11,867		0.20%	184,651	0.28%

Video Tape and Disc Rental	1	6,500		0.11%	102,244	0.16%

N/ A	24	799,764		13.31%	0	0.00%

Totals	239 (1)	6,008,787	(1)	100.00%	$65,050,304 (1)	100.00%

(1)	Between January 1, 2001 and September 30, 2001, we sold 31 properties having 398,577 square feet of gross leasable “area” or “space” which accounted for $3,552,837 of base rent. Since January 1, 2001, we acquired two properties for an aggregate purchase price of $14.5 million (on an inclusive cost basis). These two properties have approximately 105,000 square feet of gross leasable area.

Geographic Diversification by Region

September 30, 2001

					Percent of
					Total Current
	Number of		Percent of	Current Annual	Annual
Region	Properties	GLA	Total GLA	Base Rent	Base Rent

Southeast	69	1,601,273	26.65%	$15,942,694	24.51%

South	73	1,671,528	27.82%	15,260,063	23.46%

Northeast	35	1,092,626	18.18%	11,959,348	18.38%

West	29	660,508	10.99%	11,169,722	17.17%

Midwest	24	709,605	11.81%	7,042,563	10.83%

Rocky Mountain	9	273,247	4.55%	3,675,914	5.65%

Totals	239	6,008,787	100.00%	$65,050,304	100.00%

Description of Leases

      Our leases are generally “triple-net” leases. Under a triple-net lease, the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance. Our leases are considered “full-credit” leases because they do not typically limit our recourse against the tenant and any guarantor in the event of a default.

      Initial lease terms for our properties typically are, or are expected to be, 10 to 20 years, with renewal options for an additional 10 to 20 years (in the aggregate). As of September 30, 2001, the average remaining initial lease term with respect to our properties was approximately 12 years. Leases accounting for approximately 73% of annualized base rent as of September 30, 2001, have initial lease terms extending until at least December 31, 2011.

The Acquisition Process

      We acquire our properties from either the retail entity that occupies such properties or from the developer of the property.

      Acquisitions from Retail Occupants. When purchasing a property from the retail entity which occupies it, we are able to meet the tenant’s needs by tailoring the terms of the lease and by varying the mix of rental stream payments among base rent, fixed periodic contractual rent increases and rent based on a percentage of the tenant’s gross sales. If the property has been developed recently, the purchase price typically equals the original development cost of the property, which our management verifies independently. Retail businesses are often motivated to enter into such sale/leaseback arrangements as a form of off-balance sheet financing to provide additional capital for reinvestment in their core businesses.

      We occasionally purchase undeveloped land concurrent with the tenant securing governmental approvals for construction and development of a store. In these cases, we lease the land back to the tenant during the construction period under a contractual arrangement which requires the tenant to develop the property and to sell the completed improvements to us at a future date at a cost not to exceed a predetermined budgeted amount. In these instances, the lease executed at the time that we purchase the land is structured to provide us with a specified rate of return based on our total cost in purchasing the property. The development of these properties generally is completed within 12 months of entering into the ground lease. Generally, after purchasing the completed improvements, we lease the improvements back to the retailer on terms which provide us with the same rate of return as the initial ground lease. This lease structure is often preferred by rapidly expanding retailers that desire to free up capital invested in the land as quickly as possible for reinvestment in their core businesses and fund part of construction costs.

      Acquisitions from Developers. We occasionally acquire an existing property, subject to a long-term lease, from the owner or developer of the property. In these instances, the seller is often motivated to receive cash for the value created through the successful development and leasing of the property. While we buy such a property based on the intrinsic value of the lease in place, we are sometimes able to renegotiate the terms of the lease with the tenant, thereby increasing the value of the property. We are able to renegotiate such leases largely as a result of our extensive retail relationships and our knowledge of the net-lease business.

USE OF PROCEEDS

      We estimate that the net proceeds from this offering will be approximately $50,460,000 million, after deducting estimated expenses and discounts from the offering. We intend to use the net offering proceeds to repay $50,460,000 million outstanding under our credit facility. After this repayment, we will have approximately $79,340,000 million outstanding and approximately $120,660,000 million available for future borrowings under the credit facility as of November 27, 2001. Borrowings outstanding under the credit facility, which expires on October 31, 2003, currently bear interest at a rate of LIBOR plus 1.15%.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

      Our common stock trades on the New York Stock Exchange under the symbol “NNN.” The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock, as reported on the New York Stock Exchange, and the dividends declared.

	High	Low	Dividend Declared

Fiscal year ended December 31, 1999

First Quarter	$13.9375	$11.1250	$0.310

Second Quarter	13.8125	11.0625	0.310

Third Quarter	13.1875	10.4375	0.310

Fourth Quarter	11.5625	9.4375	0.310
Fiscal year ended December 31, 2000

First Quarter	$10.8125	$9.5000	$0.310

Second Quarter	11.5000	10.1667	0.310

Third Quarter	11.0625	10.2500	0.310

Fourth Quarter	11.1667	9.8125	0.315
Fiscal year ending December 31, 2001

First Quarter	$11.8125	$10.1250	$0.315

Second Quarter	14.2500	11.5000	0.315

Third Quarter	14.1500	11.2500	0.315

Fourth Quarter (through November 27, 2001)	13.6800	12.7500	0.315

      On November 27, 2001, the last reported sale price of our common stock on the New York Stock Exchange was $13.34 per share. As of November 27, 2001, there were 1,264 holders of record of our common stock. Because many of these shares are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

      We expect to continue to pay regular quarterly dividends to our stockholders. We will declare and pay dividends at the discretion of our board of directors. The amount, if any, of dividends will depend on cash generated by operating activities, our financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, and such other factors as our board of directors may deem relevant. Under certain circumstances, which we do not expect to occur, we could be required to make distributions in excess of our cash available for distribution in order to meet such REIT requirements.

CERTAIN TRANSACTIONS

      In connection with the mortgages and other receivables from our unconsolidated subsidiary, Commercial Net Lease Realty Services, Inc. (“Services”) and its wholly-owned subsidiaries, we received $5,340,000 and $3,726,000 in interest and fees during the nine months ended September 30, 2001 and 2000, respectively, $1,150,000 and $1,704,000 of which was earned during the quarters ended September 30, 2001 and 2000, respectively. In addition, Services paid us $508,000 and $305,000 in expense reimbursements for accounting services provided by us during the nine months ended September 30, 2001 and 2000, respectively, $169,000 and $101,000 of which was earned during the quarters ended September 30, 2001 and 2000, respectively.

      In March 2001, Services filed an election to become a taxable REIT subsidiary, effective January 1, 2001.

      In April 2001, we modified our existing Amended and Restated Secured Revolving Line of Credit and Security Agreement (the “Security Agreement”) with Services to increase Services’ borrowing capacity from $65,000,000 to $85,000,000 and to modify certain provisions of the Security Agreement. In April 2001, we entered into two new Secured Revolving Lines of Credit and Security Agreements with wholly-owned subsidiaries of Services and modified an existing Secured Revolving Line of Credit and Security Agreement with another wholly-owned subsidiary of Services. In July 2001, we entered into a new Secured Revolving Line of Credit and Security Agreement with another wholly-owned subsidiary of Services. All Secured Revolving Line of Credit and Security Agreements between us and any wholly-owned subsidiaries of Services are collectively referred to as the “Subsidiary Agreements.” The Security Agreement and the Subsidiary Agreements provide an aggregate borrowing capacity of $140,500,000 to Services and its wholly-owned subsidiaries and each have expiration dates on October 31, 2003.

      In May 2001, Services and certain of its wholly owned subsidiaries became direct borrowers under our $200,000,000 revolving credit facility.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

Introduction

      The following is a summary of the material federal income tax consequences of the ownership of our capital stock, prepared by Shaw Pittman LLP, our tax counsel. This discussion is based upon the laws, regulations, and reported rulings and decisions in effect as of the date of this prospectus (or, in the case of certain regulations, proposed as of such date), all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the federal income tax consequences applicable to all investors in light of their particular investment circumstances, or to all categories of investors, some of whom may be subject to special rules (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). No ruling on the federal, state or local tax considerations relevant to our operation, or to the purchase, ownership or disposition of our common stock or our preferred stock has been requested from the Internal Revenue Service or other tax authority. Shaw Pittman LLP has rendered certain opinions discussed herein and believes that if the Internal Revenue Service were to challenge the conclusions of Shaw Pittman LLP, such conclusions should prevail in court. However, opinions of counsel are not binding on the Internal Revenue Service or on the courts, and no assurance can be given that the conclusions reached by Shaw Pittman LLP would be sustained in court. Investors should consult their own tax advisors in determining the federal, state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common stock or preferred stock, the tax treatment of a REIT and the effect of potential changes in applicable tax laws.

Taxation of Commercial Net Lease Realty, Inc.

      General. Since our inception, we have elected, and believe we have qualified, to be taxed as a REIT for federal income tax purposes, as defined in Sections 856 through 860 of the Code. The provisions of the Code pertaining to REITs are highly technical and complex. If various conditions imposed by the Code are met, a REIT is, with limited exceptions, not taxed at the corporate level on income that is currently distributed to the REIT’s stockholders. Undistributed income is taxed at regular corporate rates and may be subject to a 4% excise tax. In addition, a REIT may be subject to the “alternative minimum tax” on its items of tax preference and is subject to income tax at the highest corporate rate on income from foreclosure property and to penalty taxes on excessive unqualified income and prohibited transactions. Also, a REIT will incur a 100% excise tax on transactions with a “taxable REIT subsidiary” that are not conducted on an arms-length basis.

      If we fail to qualify as a REIT for any taxable year and certain relief provisions do not apply, we will be subject to federal income tax (including alternative minimum tax) as an ordinary corporation on our taxable income at regular corporate rates without any deduction or adjustment for distributions to holders of common stock or preferred stock. To the extent that we would, as a consequence, be subject to tax liability for any such year, the amount of cash available for satisfaction of our liabilities and for distribution to holders of common stock or preferred stock would be reduced. Distributions to holders of common stock or preferred stock generally would be taxable as ordinary income to the extent of current and accumulated earnings and profits and, subject to certain limitations, would be eligible for the corporate dividends received deduction, but there can be no assurance that any such distributions would be made. We would not be eligible to elect REIT status for the four subsequent taxable years, unless our failure to qualify was due to reasonable cause and not willful neglect and unless certain other requirements were satisfied.

      Opinion of Shaw Pittman LLP. Based upon representations made by our officers with respect to relevant factual matters, upon the existing Code provisions, rules and regulations promulgated thereunder (including proposed regulations) and reported administrative and judicial interpretations thereof, upon independent review by Shaw Pittman LLP of such documents and other information as Shaw Pittman LLP deemed relevant in the circumstances and upon the assumption that we will operate in the manner described in this prospectus, Shaw Pittman LLP has advised us that, in its opinion, (a) we have, for the years 1984 through 2000, met the requirements for qualification and taxation as a REIT and (b) our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for 2001 and subsequent taxable years. It must be emphasized, however, that our ability to qualify as a REIT is dependent upon our actual operating results and future actions and events, and no assurance can be given that the actual results of our operations and the future actions and events will enable us to satisfy in any given year the requirements for qualification and taxation as a REIT.

      Requirements for Qualification as a REIT. As discussed more fully below, the Code defines a REIT as a corporation:

•	which is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	which would be taxable, but for Sections 856 through 860 of the Code, as a domestic corporation;

•	which is neither a financial institution nor an insurance company;

•	the beneficial ownership of which is held by 100 or more persons;

•	which is not closely held; and

•	which meets certain other tests regarding the nature of its assets and income and the amount of its distributions.

      Ownership Tests. More specifically, the ownership requirements that we must satisfy as a REIT are that (a) during the last half of each taxable year not more than 50% of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals and (b) there must be at least 100 stockholders on at least 335 days of such 12-month taxable year (or a proportionate number of days of a short taxable year). In order to meet these requirements, or to otherwise obtain, maintain or reestablish REIT status, and for no other purpose, our articles of incorporation empower our board of directors to redeem, at its option, a sufficient number of shares or to restrict the transfer thereof to bring or to maintain the ownership of our shares in conformity with the requirements of the Code.

      The redemption price to be paid will be fair market value as reflected in the latest quotations, or, if no quotations are available, the net asset value of the shares as determined by our board of directors.

      Under our articles of incorporation, each holder of our capital stock is required, upon demand, to disclose to our board of directors in writing such information with respect to direct and indirect ownership of our shares as the board of directors deems necessary to comply with provisions of the Code applicable to us, or to comply with the requirements of any other appropriate taxing authority. Certain Treasury regulations govern the method by which we are required to demonstrate compliance with these stock ownership requirements, and the failure to satisfy such regulations could cause us to fail to qualify as a REIT or result in the imposition of penalties on us. In addition, compliance with the administrative provisions could in some circumstances enable us to be deemed to be in compliance with one of the stock ownership requirements. We have represented that we have met, and expect to meet, these stock ownership requirements for each taxable year.

      Asset Tests. At the end of each quarter of our taxable year, at least 75% of the value of our total assets must consist of “real estate assets,” cash and cash items (including receivables received in our ordinary course of business) and government securities. The balance of our assets generally may be invested without restriction, except that holdings of securities not within the 75% class of assets generally must not, with respect to any issuer, exceed 5% of the value of our assets or 10% of the voting power or value of the issuer’s outstanding securities. The term “real estate assets” includes real property, interests in real property, leaseholds of land or improvements thereon, and any property attributable to the temporary investment of new capital (but only if such property is stock or a debt instrument and only for the one-year period beginning on the date we receive such capital). The term “real estate assets” does not include securities of “taxable REIT subsidiaries.” We have represented that at the end of each quarter we have met, and expect in the future to continue to meet, these asset tests.

      Under recently enacted legislation, a REIT can, beginning in 2001, own up to 100% of the securities of one or more taxable REIT subsidiaries, which we refer to as TRSs. The REIT and the TRS must jointly elect that the TRS be treated as a TRS. In addition to the other asset tests described in the preceding paragraph, no more than 20% of the value of a REIT’s assets may consist of securities of (including our loans to TRS, which is not secured by real estate or mortgages) one or more TRSs. There are rules which limit the deductibility of interest paid by a TRS to the REIT, and a 100% excise tax is imposed on transactions between a REIT and a TRS to the extent the transactions are not on an arms-length basis. We currently own one TRS, and we may form more TRSs in the future. In addition, we anticipate owning more TRSs as a result of the proposed merger with Captec and may elect with certain Captec subsidiaries to treat such subsidiaries as TRSs.

      Income Tests. We currently must meet two separate tests with respect to our sources of income for each taxable year. In general, at least 75% of our gross income (excluding income from prohibited transactions) for each taxable year must be from rents from real property, interest on obligations secured by mortgages on real property, gains from the sale or other disposition of real property and certain other sources. In addition, we must derive at least 95% of our gross income (excluding income from prohibited transactions) for each taxable year from any combination of the items of income which qualify under the 75% test, from dividends and interest and from gains from the sale, exchange or other disposition of certain stocks and securities.

      Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts of sales. Our leases provide for either fixed rent, sometimes with scheduled escalations, or a fixed minimum rent and a percentage of gross receipts in excess of some threshold. Second, the Code provides that rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if we, or an owner of 10% or more of our aggregate capital stock, directly or constructively own 10% or more of such tenant (referred to as a “related party tenant”). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” We anticipate that none of our gross annual income will be considered attributable to rents that are based in whole or in part on the income or profits of any person; that no more than a de minimis amount of our gross annual income will be considered attributable to the rental of personal property; and that none of our gross annual income will be from related party tenants. Finally, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to tenants, other than through an “independent contractor” from whom we derive no revenue or through a TRS. The “independent contractor” or TRS requirement, however, does not apply to the extent the services provided by us are “usually or customarily rendered” in connection with the rental space for occupancy only and are not otherwise considered

“rendered to the occupant.” In addition, we are currently permitted to earn up to one percent of our gross income from tenants, determined on a property-by-property basis, by furnishing services that are noncustomary or provided directly to the tenants, without causing the rental income to fail to qualify as rents from real property. We will provide certain services with respect to our properties. We do not anticipate that any of these services will be (a) of a type other than those usually or customarily rendered in connection with the rental space for occupancy only or (b) of a type considered rendered to any of the occupants of our properties.

      Should we fail to satisfy either or both of the 75% or 95% tests for any taxable year, we may still qualify as a REIT if:

•	such failure is due to reasonable cause and not willful neglect;

•	we report the nature and amount of each item of our income on a schedule attached to our tax return for such year; and

•	the reporting of any incorrect information is not due to fraud with intent to evade tax.

However, even if these three requirements were met and we were not disqualified, a penalty tax of 100% would be imposed by reference to the amount by which we failed the 75% or 95% test (whichever amount is greater).

      In addition to the 75% and 95% tests, for each taxable year before 1998, we were required to derive less than 30% of our gross income (including gross income from prohibited transactions) from the sale or other disposition of:

•	real property held for less than four years (other than foreclosure property or property involuntarily or compulsorily converted through destruction, condemnation or similar events);

•	stocks or securities held for less than one year; and

•	property sold or otherwise disposed of in a prohibited transaction.

We have represented that, for each taxable year before 1998, we did not recognize gross income of a type, in an amount or at a time which would have caused us to fail the 30% test.

      Distribution Requirements. We must distribute annually to our stockholders ordinary income dividends in an amount equal to at least:

•	90% of the sum of (i) our “real estate investment trust taxable income” (before deduction of dividends paid and excluding any net capital gains) and (ii) the excess of net income from foreclosure property over the tax on such income, minus

•	certain excess non-cash income.

Real estate investment trust taxable income generally is our taxable income computed as if we were an ordinary corporation, with certain adjustments. Distributions must be made in the taxable year to which they relate or, if declared before the timely filing of our tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our real estate investment trust taxable income, as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. Furthermore, if we should fail to distribute during each calendar year at least the sum of:

•	85% of our ordinary income,

•	95% of our net capital gain net income for such year and

•	any undistributed taxable income from prior periods,

we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. We may, however, elect to retain and pay tax on the net long-term capital gain we recognize in a year.

      We have represented that we have made and intend to make distributions to stockholders that will be sufficient to meet the annual distribution requirements. Under some circumstances, however, it is possible that we may not have sufficient funds from our operations to pay cash dividends to satisfy these distribution requirements. If the cash available to us is insufficient, we might raise cash in order to make the distributions by borrowing funds, issuing new securities or selling assets. If we ultimately were unable to satisfy the 90% distribution requirement, we would fail to qualify as a REIT and, as a result, would be subject to federal income tax as an ordinary corporation without any deduction or adjustment for distributions to holders of common stock or preferred stock.

      If we were to fail to meet the 90% distribution requirement as a result of an adjustment to our tax returns by the Internal Revenue Service, we could maintain our qualification as a REIT by paying a “deficiency dividend” (plus a penalty and interest) within a specified period which will be permitted as a deduction in the taxable year with respect to which the adjustment is made.

      Distributions to Holders of Preferred Stock. Distributions with respect to our preferred stock will be taxable as described below in “Taxation of Taxable Domestic Stockholders,” “Taxation of Tax-Exempt Stockholders” and “Taxation of Foreign Stockholders.”

      Redemption or Conversion of Preferred Stock to Common Stock. Assuming that preferred stock will not be redeemed or converted at a time when there are distributions in arrears, in general, no gain or loss will be recognized for federal income tax purposes upon the redemption or conversion of our preferred stock at the option of the holder solely into common stock. The basis that a holder will have for tax purposes in the common stock received will be equal to the adjusted basis the holder had in the preferred stock so redeemed or converted and, provided that the preferred stock was held as a capital asset, the holding period for the common stock received will include the holding period for the preferred stock redeemed or converted. A holder, however, will generally recognize gain or loss on the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the holder’s adjusted basis in such fractional share.

      If a redemption or conversion occurs when there is a dividend arrearage on the preferred stock and the fair market value of the common stock exceeds the issue price of the preferred stock, a portion of the common stock received might be treated as a dividend distribution taxable as ordinary income.

      Adjustments to Conversion Price. Under section 305 of the Code, holders of preferred stock may be deemed to have received a constructive distribution of stock that is taxable as a dividend where the conversion ratio is adjusted to reflect a cash or property distribution with respect to the common stock into which it is convertible. An adjustment to the conversion price made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the preferred stock may not qualify as being pursuant to a bona fide, reasonable adjustment formula. If a nonqualifying adjustment were made, the holders of preferred stock might be deemed to have received a taxable stock dividend.

      Taxation of Taxable Domestic Stockholders. For any taxable year in which we qualify as a REIT for federal income tax purposes, our distributions to our stockholders that are United States persons (generally, any person other than a nonresident alien individual, a foreign trust or estate or a foreign partnership or corporation) generally will be taxed as ordinary income. Amounts received by such United States persons that we have properly designated as capital gain dividends generally will be taxed as long-term capital gain (to the extent that they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his common stock or preferred stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Such ordinary income and capital gain are not eligible for the dividends received deduction allowed to corporations. Distributions to such United States persons in excess of our current or accumulated earnings and profits will be considered first a tax-free return of capital, reducing the tax basis of each stockholder’s common stock or preferred stock and then, to the extent the distribution exceeds each stockholder’s basis, a gain realized from the sale of common stock or preferred stock. We will notify each stockholder as to the portions of each distribution which, in our judgment, constitute ordinary income, capital gain or return of capital. Any dividend that is (a) declared by us in October, November or December of any calendar year and payable to stockholders of record on a specified date in such months and (b) actually paid by us in January of the following year, shall be deemed to have been both paid by us and received by the stockholders on December 31 of such calendar year and, as a result, will be includable in gross income of the stockholders for the taxable year which includes such December 31.

      We may elect to retain and pay income tax on any net long-term capital gain we realize in a year. If we do, a United States person would be taxed on its proportionate share of our undistributed long-term gain, but would also receive a credit for its proportionate share of the tax we paid. The United States person would increase its basis in our stock by the amount of its proportionate share of our undistributed long-term gain, reduced by its share of the tax we paid on this gain.

      Stockholders may not deduct on their income tax returns any net operating or net capital losses we may have. We may carry forward net operating losses for 20 years and may use such losses to reduce taxable income and the amounts that we will be required to distribute in order to remain qualified as a REIT. We may carry forward net capital losses for five years and we may use such losses to reduce capital gains. Losses not used within the relevant period expire.

      Upon the sale or other disposition of our common stock or preferred stock, a stockholder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other disposition and the adjusted basis of the shares involved in the transaction. Such gain or loss will be long-term capital gain or loss if, at the time of sale or other disposition, the shares involved have been held for more than one year. In addition, if a stockholder receives a capital gain dividend with respect to a share of common stock or preferred stock which he has held for six months or less at the time of sale or other disposition, any loss recognized by the stockholder will be treated as long-term capital loss to the extent of the amount of the capital gain dividend that was treated as long-term capital gain.

      Distributions from us and gain from the disposition of common stock or preferred stock will not be treated as passive activity income and, therefore, stockholders will not be able to apply any passive activity losses against such income. Dividends from us (to the extent they do not constitute a return of capital or capital gain dividends) and, on an elective basis, capital gain dividends and gain from the disposition of common stock or preferred stock generally will be treated as investment income for purposes of the investment income limitation.

      The state and local income tax treatment of us and our stockholders may not conform to the federal income tax treatment described above. (For example, in most states, individual stockholders who are residents of the state will be subject to state income tax on dividends and gains on their shares in us, but the state of Delaware — unlike most, if not all, other states — also taxes nonresident stockholders of a REIT on dividends and gains from the REIT to the extent, if any, that such income is attributable to property located in Delaware.) As a result, investors should consult their own tax advisors for an explanation of how other state and local tax laws would affect their investment in common stock or preferred stock.

      Backup Withholding. We will report to our stockholders and the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the fourth lowest rate applicable to unmarried individuals (currently at 30.5% and reduced to 30% after December 31, 2001) with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide us with his correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability.

      Taxation of Tax-Exempt Stockholders. Distributions by us to a stockholder that is a tax-exempt entity generally will not constitute “unrelated business taxable income” (“UBTI”) as defined in Section 512(a) of the Code, provided that the tax-exempt entity has not financed the acquisition of its shares with “acquisition indebtedness” within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. For taxable years beginning after December 31, 1993, however, qualified trusts that hold more than 10% (by value) of the shares of certain REITs may be required to treat a certain percentage of the distributions of such REITs as UBTI. The conditions which trigger this requirement do not currently exist, and we do not anticipate that they will ever exist. This requirement will apply only if (a) we would not qualify as a REIT for federal income tax purposes but for the application of a “look-through” exception to the five or fewer requirement applicable to shares being held by qualified trusts and (b) we are “predominantly held” by qualified trusts. A REIT is predominantly held if either (i) a single qualified trust holds more than 25% by value of the REIT interests or (ii) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (ii) the total gross income (less certain associated expenses of the REIT). A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if we are able to satisfy the five or fewer requirements without relying upon the “look-through” exception. The existing restrictions on ownership of shares in our articles of incorporation will prevent the application of the provisions treating a portion of the REIT distributions as UBTI to tax-exempt entities purchasing shares pursuant to the offering, absent a waiver of the restrictions by our board of directors.

      Taxation of Foreign Stockholders. The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign participants and other foreign stockholders (collectively, “Non-U.S. Stockholders”) are complex, and no attempt will be made herein to provide more than a summary of such rules. The following discussion assumes that the income from investment in the capital stock will not be effectively connected with the Non-U.S. Stockholders’ conduct of a United States trade or business. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local laws with regard to an investment in capital stock, including any reporting requirements.

      Distributions that are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current and accumulated earnings and profits. Such dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend, unless an applicable tax treaty reduces or eliminates that tax. A number of U.S. tax treaties that reduce the rate of withholding tax on corporate dividends do not reduce, or reduce to a lesser extent, the rate of withholding applied to dividends from a REIT. We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions paid to a Non-U.S. Stockholder unless (i) a lower treaty rate applies (and the Non-U.S. Stockholder files IRS Form W-8 BEN with us and, if the capital stock is not traded on an established securities market, acquires a taxpayer identification number from the Internal Revenue Service) or (ii) the Non-U.S. Stockholder files an IRS Form W-8 ECI with us with our claim that the distribution is effectively connected income. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholders’ shares, such distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of the shares, as described below. If it cannot be determined at the time a distribution is paid whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate of 30%. However, a Non-U.S. Stockholder may seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. Beginning with payments made on or after January 1, 2000, we will be permitted, but not required, to make reasonable estimates of the extent to which distributions exceed current or accumulated earnings and profits. Distributions in excess of our current earnings and profits (therefore not subject to the 30% withholding tax) will be subject to a 10% withholding tax, which may be refunded to the extent it exceeds the shareholder’s actual U.S. tax liability, provided the required information is furnished to the Internal Revenue Service.

      For any year in which we qualify as a REIT, actual or deemed distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a United States business. Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. Stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption or rate reduction. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder’s FIRPTA tax liability.

      Gain recognized by a Non-U.S. Stockholder upon a sale of shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. We currently believe that we are, and expect to continue to be, a “domestically controlled REIT,” and in such case the sale of shares would not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA nonetheless will be taxable to a Non-U.S. Stockholder if (i) investment in the shares is treated as “effectively connected” with the Non-U.S. Stockholders’ U.S. trade or business, or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met. Effectively connected gain realized by a foreign corporate shareholder may be subject to an additional 30% branch profits tax, subject to possible exemption or rate reduction under an applicable tax treaty. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. Stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the shares would be required to withhold and remit to the Internal Revenue Service 10% of the purchase price.

UNDERWRITING

      Salomon Smith Barney Inc. is acting as sole book-running manager and co-lead manager of the offering with First Union Securities, Inc. and, together with A.G. Edwards & Sons, Inc., Legg Mason Wood Walker, Incorporated and Raymond James & Associates, Inc., are acting as representatives of the underwriters named below.

      Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number of
Underwriter	Shares

Salomon Smith Barney Inc.	1,400,000

First Union Securities, Inc.*	800,000

A.G. Edwards & Sons, Inc.	600,000

Legg Mason Wood Walker, Incorporated	600,000

Raymond James & Associates, Inc.	600,000

Total	4,000,000

*	First Union Securities, Inc. is acting under the trade name Wachovia Securities.

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to certain dealers at the public offering price, less a concession not to exceed $.42 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 600,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

      We, and certain senior officers and directors, have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      The common stock is listed on the New York Stock Exchange under the symbol “NNN.”

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters option to purchase additional shares of common stock.

		Full
	No Exercise	Exercise

Per share	$.70	$.70

Total	$2,800,000	$3,220,000

      In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that the total expenses of this offering will be $100,000.

      The underwriters have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business.

      In addition, an affiliate of First Union Securities, Inc. is the lender under our credit facility and will receive more than 10% of the net proceeds of this offering when we repay that facility. Wachovia Corporation conducts its investment banking, institutional, and capital markets businesses through its various bank, broker-dealer and non-bank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus, however, do not include Wachovia Securities, Inc., member NASD/SIPC, a separate broker-dealer subsidiary of Wachovia Corporation, and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling group member in the distribution of the common stock.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

      Certain legal matters will be passed upon for us by Shaw Pittman LLP, Washington, D.C., as our securities and tax counsel. Certain legal matters will be passed upon for the underwriters by Willkie Farr & Gallagher.

$200,000,000

Commercial Net Lease Realty, Inc.
Debt Securities, Preferred Stock, Depositary Shares,
Common Stock and Common Stock Warrants

         We, Commercial Net Lease Realty, Inc., may from time to time offer, in one or more series, separately or together, the following:

•	our debt securities which may be either senior debt securities or subordinated debt securities;

•	shares of our preferred stock;

•	shares of our preferred stock represented by depository shares;

•	shares of our common stock; and/or

•	warrants to purchase shares of our common stock.

      We will offer such securities at an aggregate initial public offering price of up to $200,000,000.

      We will offer our securities in amounts, at prices and on terms to be determined at the time we offer such securities.

      When we sell a particular series of securities, we will prepare a prospectus supplement describing the offering and the terms of that series of securities. Such terms may include limitations on direct or beneficial ownership and restrictions on transfer of our securities being offered that we believe are appropriate to preserve our status as a real estate investment trust for federal income tax purposes.

      We may offer our securities directly, through agents we may designate from time to time, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of our securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth or will be calculable from the information set forth in the applicable prospectus supplement. See “Plan of Distribution.” None of our securities may be sold without delivery of the applicable prospectus supplement describing the method and terms of the offering of such class or series of the securities.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS MAY 1, 2001.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may sell:

•	debt securities,
•	preferred stock,
•	preferred stock represented by depositary shares,
•	common stock, and
•	warrants to purchase shares of common stock

either separately or in units, in one or more offerings. This prospectus provides you with a general description of those securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

      The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about Commercial Net Lease Realty, Inc. and the securities offered under this prospectus. That registration statement can be read at the SEC’s web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document that we have filed at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are available to the public at the web site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange under the ticker symbol “NNN.” You may inspect our reports, proxy statements and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We have filed with the SEC a registration statement (of which this prospectus is a part) on Form S-3 under the Securities Act of 1933, as amended, with respect to our securities. This prospectus does not contain all of the information set forth in the registration statement, including the exhibits and schedules thereto, certain parts of which are omitted as permitted by the rules and regulations of the SEC.

      We are incorporating by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. We incorporate by reference the documents listed below which we have filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act file number 0-12989).

a. Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

b. Proxy Statement on Schedule 14A for the 2001 Annual Meeting of Shareholders.

      All documents that we file after the date of this prospectus but before we terminate the offering of our securities shall be deemed to be incorporated by reference in this prospectus and will be part of the prospectus from the date we file that document. Any information in that document that is meant to supersede or modify any existing statement in this prospectus will so supersede or modify the statement as appropriate.

      You may request a copy of any or all of the documents incorporated by reference in this prospectus, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents), at no cost, by writing or telephoning our offices at the following address:

Commercial Net Lease Realty, Inc.,

450 South Orange Avenue, Suite 900,
Orlando, Florida 32801
Attention: Kevin B. Habicht,
(telephone number (407)265-7348)

COMMERCIAL NET LEASE REALTY, INC.

      We are a fully integrated self-administered real estate investment trust, incorporated in Maryland, formed in 1984. We acquire, own, develop and manage a diversified portfolio of high-quality, single-tenant, freestanding properties leased to major retail businesses generally under full-credit, long-term commercial net leases. As of December 31, 2000, we owned 259 properties and had a 20% ownership interest in nine additional properties held in an unconsolidated partnership. Our properties were acquired for an aggregate purchase price of approximately $703.4 million and have an annualized cash on cost return (measured on an inclusive cost basis which means all costs related to acquisitions, including but not limited to the purchase price, legal fees and expenses, commissions and title insurance), of approximately 10.36%.

      We acquire, own, develop and manage freestanding retail properties that are located within intensive commercial corridors near traffic generators such as regional malls, business developments and major thoroughfares. These properties, which generally have purchase prices of up to $7.5 million, attract a wide array of established retail tenants, such as Barnes & Noble, Eckerd Drug and OfficeMax. Consequently, our management believes that such properties offer attractive opportunities for stable current returns and potential capital appreciation. In addition, our management believes that the location and design of properties in this niche provide flexibility in use and tenant selection and an increased likelihood of advantageous re-lease terms upon expiration or early termination of the related leases.

      We generally acquire properties that are newly constructed or re-developed as of the time of acquisition. In addition, we generally acquire properties that are subject to a lease in order to avoid the risks of not finding a tenant on a timely basis and to provide an immediate revenue stream. Our leases typically provide that the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance, and generally also provide that the tenant is responsible for roof and structural repairs. Our leases typically do not limit our recourse against the tenant and any guarantor in the event of a default and for this reason are considered “full-credit” leases. Our properties are leased on a long-term basis, generally 10 to 20 years, with renewal options for an additional 10 to 20 years. As of December 31, 2000, the average remaining initial lease term of our properties was approximately 13 years. Leases representing approximately 70.7% of annualized base rental income from our properties, as of December 31, 2000, have initial terms extending until at least December 31, 2011. Approximately 83% of annualized base rental income is derived from leases that provide for periodic, contractually fixed increases in base rent. These leases generally have increases which range from six to 12 percent after every five years of the lease term.

      Our principal office is located at 450 South Orange Avenue, Suite 900, Orlando, Florida 32801 and our telephone number is (407)265-7348.

USE OF PROCEEDS

      Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of our securities for general corporate purposes, which may include the repayment of certain indebtedness outstanding at such time, the acquisition of single tenant freestanding properties as suitable opportunities arise and the expansion and improvement of certain properties in our portfolio.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

      Our ratio of earnings to fixed charges for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 was 2.37, 2.45, 3.05, 3.43 and 3.49, respectively. Earnings from operations for the years ended December 31, 2000, 1999 and 1998 includes a non-cash charge of $1.5 million, $9.8 million and $5.5 million, respectively associated with the costs incurred in acquiring our advisor from an affiliate. Excluding this charge, the ratio of earnings to fixed charges for the years ended December 31, 2000, 1999 and 1998 would be 2.42, 2.87 and 3.41, respectively. There were no shares of our preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges.

      For the purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income before taxes. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized.

DESCRIPTION OF DEBT SECURITIES

      The following is a general description of the debt securities that we may offer from time to time. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be set forth in the applicable indenture or in one or more indenture supplements and described in the applicable prospectus supplement. Therefore, you should read both the applicable prospectus supplement and the description of the debt securities set forth in this prospectus for a description of the terms of any series of our debt securities.

General

      Our debt securities will be secured or unsecured direct obligations and may be senior or subordinated to our other indebtedness. Our debt securities may be issued under one or more indentures that will be put into place prior to the date on which debt securities to which it relates are issued. The indenture will be filed as an exhibit to the registration statement of which this prospectus is a part. Each indenture will be entered into between us and a trustee. A trustee may serve as trustee under more than one indenture. Each indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. Any statements made in this prospectus, which relate to the indenture and our debt securities are only summaries of those provisions and are not meant to replace or modify those provisions. Capitalized terms used but not defined in this prospectus shall have the respective meanings set forth in the indenture.

      Except as set forth in any prospectus supplement, the indenture will permit that:

•	the debt securities may be issued without limits as to aggregate principal amount,

•	the debt securities may be issued in one or more series, in each case as established from time to time by our Board of Directors or as set forth in the applicable indenture or one or more indentures supplemental to the indenture,

•	all debt securities of one series need not be issued at the same time, and

•	a series may be reopened, without the consent of the holders of the debt securities of such series, for issuance of additional debt securities of such series.

      We may, but need not, designate more than one trustee in connection with an indenture, each with respect to one or more series of debt securities. Any trustee under an indenture may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to such series. If two or more persons are acting as trustee with respect to different series of debt securities, each of those trustees will be considered a trustee of a trust under the applicable indenture separate and apart from the trust administered by any other trustee. Unless this prospectus states otherwise, a trustee will only be permitted to take action with respect to the one or more series of debt securities for which it is trustee under the applicable indenture.

      The following summaries set forth certain general terms and provisions of the indenture and our debt securities. The prospectus supplement relating to the series of debt securities being offered will contain further terms of the debt securities of that series, including the following specific terms:

(1) the title of the debt securities;

(2) the aggregate principal amount of the debt securities and any limit on the aggregate principal amount;

(3) the percentage of the principal amount at which the debt securities will be issued and, if applicable, the portion of the principal amount that is payable upon declaration of acceleration of the maturity of the debt securities, the portion of the principal amount of the debt securities which is convertible into shares of our common stock or other equity securities, or the method by which any such portion shall be determined;

(4) if such debt securities are convertible into equity, any limitation to the ownership or transferability of shares of our common stock or other equity securities into which such debt securities are convertible in connection with the preservation of our status as a REIT;

(5) the date or dates, or the method for determining the date or dates, on which the principal of such debt securities will be payable;

(6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such debt securities will bear interest, if any;

(7) the date or dates, or the method for determining the date or dates, from which any interest will accrue, the interest payment dates, the record dates for interest payment, the persons to whom interest shall be payable, and how interest will be calculated if other than that of a 360-day year of twelve 30-day months;

(8) the place or places where the principal of (and premium, if any) or interest, if any, on the debt securities will be payable, where the debt securities may be surrendered for conversion or registration of transfer or exchange, and where notices or demands to or upon us in respect to the debt securities and the applicable indenture may be served;

(9) the period or periods within which, the price or prices at which, and the terms and conditions upon which the debt securities may be redeemed, as a whole or in part, at our option, if we have such an option;

(10) our obligation, if any, to redeem, repay or purchase the debt securities, in whole or in part, pursuant to any sinking fund or analogous provision or at the option of a holder of the debt securities, and the periods, the prices, and other terms and conditions of such redemption, repayment or purchase;

(11) if other than U.S. dollars, the currency or currencies, including terms and conditions, in which the debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies;

(12) whether the amount of payments of principal (and premium, if any) or interest, if any, on the debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which any amounts shall be determined;

(13) any additions to, modifications of or deletions from the terms of the debt securities with respect to the events of default or covenants set forth in the applicable indenture;

(14) whether the debt securities will be issued in certificated or book-entry form;

(15) whether the debt securities will be in registered or bearer form or both and, if and to the extent in registered form, the denominations of the debt securities if other than $1,000 or any integral multiple of $1,000 and, if and to the extent in bearer form, the denominations and their terms and conditions;

(16) the applicability (or modification), if any, of the defeasance and covenant defeasance provisions described in this prospectus or in the applicable indenture;

(17) the terms (and the class), if any, upon which such debt securities may be convertible into shares of our common stock or other equity securities and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

(18) whether and under what circumstances we will pay additional amounts on the debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities in lieu of making a payment;

(19) the provisions, if any, relating to the security provided for the debt securities; and

(20) any other terms of the debt securities not inconsistent with the provisions of the applicable indenture.

      Certain of our debt securities may provide that if the maturity date is accelerated, we will be required to pay less than the entire principal amount. These securities are referred to as original issue discount securities. The prospectus supplement relating to these securities will describe any material U.S. federal income tax, accounting and other considerations that apply.

      Except as may be set forth in the applicable prospectus supplement, our debt securities will not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of our debt securities protection in the event of:

(1) a highly leveraged or similar action involving us;

(2) a change of control of us.

However, the requirements for an entity to qualify as a REIT include certain restrictions on ownership and transfers of our shares of common stock and other equity securities. These restrictions may act to prevent or hinder a change of control. See “Description of Common Stock — Restrictions on Ownership.” Provided below is a general description of the events of default and covenants contained in our indentures. You should refer to the applicable prospectus supplement for information on any variances from this general description.

Denominations, Interest, Registration and Transfer

      Unless otherwise described in the applicable prospectus supplement, our debt securities of any series will be issuable in denominations of $1,000 and integral multiples of $1,000.

      Unless otherwise specified in the applicable prospectus supplement, the principal of (and premium, if any) and interest on any series of debt securities will be payable at the applicable trustee’s corporate trust office, the address of which will be set forth in the applicable prospectus supplement. We will retain the option to make interest payments by check, mailed to the address of the person entitled to the interest as it appears in the applicable register for such debt securities. We can also pay by wire transfer of funds to that person at an account maintained within the United States.

      Any interest not paid or otherwise provided for when due with respect to a debt security will not be payable to the holder in whose name the debt security is registered on the date we have specified as the date a registered holder of the debt security as of that date would be entitled to receive the interest payment due (the record date). Instead, the interest may be paid to the person in whose name such debt security is registered at the close of business on the date the trustee has set as the date on which a registered holder as of that date would be entitled to receive the defaulted interest payment (the special record date). Notice of the payment will be given to the holder of that debt security not less than 10 days before the special record date. It may also be paid at any time in any other lawful manner, all as more completely described in the applicable indenture. If interest is not paid within 30 days of the due date, the trustee or holders of not less than 25% of the principal amount of the outstanding debt securities of that series may accelerate the securities. See “— Events of Default, Notice and Waiver.”

      Subject to certain limitations applicable to debt securities issued in book-entry form, our debt securities of any series:

•	will be exchangeable for other debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such debt securities at the corporate trust office of the applicable trustee; and

•	may be surrendered for conversion or registration of transfer at the corporate trust office of the applicable trustee.

      Every debt security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the registration or exchange. We may at any time change transfer agents or approve a change in the location through which any transfer agent acts. However, we will be required to maintain a transfer agent in each place of payment for such series. We may at any time designate additional transfer agents with respect to any series of debt securities.

      Neither we nor any trustee will be required:

•	to issue, exchange or register the transfer of any debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

•	to exchange or register the transfer of any debt security, or portion of the security, called for redemption, except the unredeemed portion of any debt security being redeemed in part; or

•	to issue, exchange or register the transfer of any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid.

Merger, Consolidation or Sale

      Each indenture will provide that we may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other corporation. Those transactions are permitted if:

•	we are the continuing corporation, or, if not, the resulting or acquiring entity assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the debt securities and performance of the covenants and conditions contained in the applicable indenture;

•	immediately after giving effect to such transaction and treating any indebtedness which becomes our obligation or an obligation of any of our subsidiaries as a result thereof as having been incurred by us or such subsidiary at the time of such transaction, no event of default under the applicable indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and

•	an officer’s certificate and legal opinion covering these conditions are delivered to the trustee.

Certain Covenants

      Existence. Except as permitted under “— Merger, Consolidation or Sale,” the indenture will require that we do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence, rights (by articles of incorporation, bylaws or statute) and franchises. We may, however, dispose of any right or franchise if we determine that the right or franchise is no longer desirable in the conduct of our business.

      Maintenance of Properties. As required in the indenture, we will maintain, keep in good condition and make all necessary repairs, renewals, replacements, betterments and improvements of our, or our subsidiaries’ properties that we deem necessary so that the business carried on in connection with those properties may be properly and advantageously conducted at all times. We, or our subsidiaries may, however, sell or otherwise dispose for value our properties in the ordinary course of business.

      Insurance. We, and our subsidiaries, will maintain the customary policies of insurance with responsible companies, taking into consideration prevailing market conditions and availability, for all of our properties and operations.

      Payment of Taxes and Other Claims. We will pay or discharge or cause to be paid or discharged (or, if applicable, cause to be transferred to bond or other security), before the same shall become delinquent,

•	all taxes, assessments and governmental charges levied or imposed upon us or any of our subsidiaries or upon our income, profits or property or any of our subsidiaries, and

•	all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property or the property of any of our subsidiaries.

We will not however, pay or discharge (or transfer to bond or other security) or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

      Provision of Financial Information. Whether or not we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the indenture will require that we, within 15 days after each of the respective dates by which we would have been required to file annual reports, quarterly reports and other documents with the SEC if we were so subject,

•	transmit by mail to all holders of debt securities, as their names and addresses appear in the applicable register for such debt securities, without cost to such holders, copies of the annual reports, quarterly reports and other documents that we would have been required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended if we were subject to such Sections,

•	file with the trustee copies of the annual reports, quarterly and other documents that we would have been required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended if we were subject to such Sections, and

•	supply promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of such documents to any prospective holder of debt securities.

      Additional Covenants. If we make any additional covenants with respect to any series of debt securities we will describe those covenants in the applicable prospectus supplement.

Events of Default, Notice and Waiver

      Unless otherwise indicated, an indenture will provide that the following events are “Events of Default” with respect to any series of debt securities issued:

•	failure to pay interest on any debt security of that series for 30 days after the payment is due;

•	failure to pay the principal of or any premium on any debt security of that series at its maturity;

•	failure to deposit any sinking fund payment when due on debt securities of that series;

•	failure to perform any of our other covenants in the applicable indenture (unless the covenant applies to a different series of debt securities issued under the same indenture), for 60 days after we receive written notice as provided in such indenture;

•	default under any evidence of our indebtedness or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured which results in the acceleration of indebtedness in an aggregate principal amount exceeding $10,000,000, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled as provided in the applicable indenture;

•	any case, proceeding or other action under bankruptcy, insolvency, reorganization or relief of debtors laws is initiated by or against us (or any of our Significant Subsidiaries) in which the entity initiating the case, proceeding or other action seeks to have an order for relief entered with respect to it, or seeks to adjudicate us (or any of our Significant Subsidiaries) bankrupt or insolvent, or seeks reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to our (or any of our Significant Subsidiaries) debts;

•	a court grants relief in connection with any of the cases, proceedings or other actions described above;

•	we (or any of our Significant Subsidiaries) seek appointment of a receiver, trustee, custodian, conservator or other similar official for us (or any of our Significant Subsidiaries) or for all or any substantial part of our (or any of our Significant Subsidiaries’) assets, or we (or any of our Significant Subsidiaries) makes a general assignment for the benefit of our (or any of our Significant Subsidiaries’) creditors; and

•	any other event of default provided with respect to that series of debt securities.

The term “Significant Subsidiary” means each of our significant subsidiaries (as defined in Regulation S-X promulgated under the Securities Act of 1933 which, in general, meet any of the following tests:

(i)	our investments in the subsidiary or advances to it exceed 10% of our total assets; or

(ii)	our proportionate share of the subsidiary’s total assets exceeds 10% of our total assets; or

(iii)	our equity in the income from the subsidiary’s continuing operations exceeds 10% of our income.

      If an Event of Default for any series of its outstanding debt securities occurs and is continuing, then the applicable trustee or the holders of at least 25% of the principal amount of the outstanding debt securities of that series may declare the principal amount (or, where applicable such portion of the principal amount as may be specified in the terms) of all of the debt securities of that series to be due and payable immediately by written notice to us (and to the applicable trustee if given by the holders). However, at any time after a declaration of acceleration has been made, the holders of a majority of the principal amount of debt securities of that series (or of each series of debt securities then outstanding under such indenture, as the case may be) can rescind and annul the declaration and its consequences if:

•	we have deposited with the applicable trustee all required payments of the principal, premium and interest on the debt securities of such series (or of all debt securities then outstanding under such indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable trustee and

•	all events of default, other than the nonpayment of accelerated principal (or specified portion thereof), with respect to debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be) have been cured or waived as provided in such indenture.

      The indenture will also provide that the holders of not less than a majority in principal amount of the debt securities of any series (or of each series of debt securities then outstanding under the applicable indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default:

•	in the payment of the principal, any premium or interest on any debt security of the series or

•	in respect of a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected by that default.

      The indenture will provide that the trustee is required to give notice to the holders of the debt securities within 90 days of a default under the indenture unless such default shall have been cured or waived. However, the trustee may withhold notice to the holders of any such series of debt securities of any default with respect to that series (except a default in the payment of the principal, any premium or interest on any debt security of that series or in the payment of any sinking fund installment in respect of any debt security of that series) if specified responsible officers of the trustee consider such withholding to be in the interest of the holders.

      The indenture will provide that no holder of our debt securities of any series may institute any proceeding, judicial or otherwise, with respect to that indenture or for any remedy, except in the case of the failure of the applicable trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debt securities of the series, as well as an offer of reasonable indemnity. This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on the debt securities held by that holder at the respective due dates.

      Subject to provisions in the indenture relating to its duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any holders of any series of debt securities then outstanding under such indenture, unless those holders have offered to the trustee reasonable security or indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series (or of each series of debt securities then outstanding under such indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve such trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of such series not involved.

      Within 120 days after the close of each fiscal year, we are required to deliver to each trustee under the indentures a certificate, signed by one of several specified officers, stating whether such officer has knowledge of any default under the indenture and, if so, specifying the nature and status of each such default.

Modification of the Indentures

      Modifications and amendments of any indenture may be made only with the consent of the holders of a majority in principal amount of all of our outstanding debt securities issued which are affected by such modification or amendment. The following modifications or amendments will not be effective against a holder without its consent:

•	a change in the stated maturity of the principal of, installment of interest or premium (if any) on the debt security;

•	a reduction in the principal amount of, or the rate of amount of interest on, or any premium payable upon redemption of, the debt security;

•	a reduction in the principal amount of an original issue discount security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such debt security;

•	a change in the place of payment, or the currency or currencies, for payment of principal of, or premium, if any, or interest on any such debt security;

•	an impairment of the right to institute suit for the enforcement of any payment on or with respect to any such debt security;

•	a reduction in the percentage of outstanding debt securities of any series necessary to modify or amend the applicable indenture, to waive compliance with certain provisions of or certain defaults and consequences under, or to reduce the quorum or voting requirements set forth in the indenture; or

•	a modification of any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such debt security.

      The holders of a majority in aggregate principal amount of outstanding debt securities of each series may, on behalf of all holders of debt securities of that series, waive, insofar as that series is concerned, our compliance with certain of our covenants in the applicable indenture, including those described in “— Certain Covenants.”

      We, and the trustee may modify or amend the indenture without the consent of any holder of debt securities for any of the following purposes:

•	to evidence the succession of another person to us as obligor under such indenture;

•	to add to our covenants for the benefit of the holders of all or any series of debt securities issued or to surrender any right or power conferred upon us in such indenture;

•	to add events of default for the benefit of the holders of all or any series of debt securities issued;

•	to add or change any provisions of such indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities issued in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of such debt securities of any series in any material respect;

•	to change or eliminate any provision of such indenture, provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any previously created series issued which are entitled to the benefit of such provision;

•	to secure the debt securities issued;

•	to establish the form or terms of debt securities of any series issued, including the provisions and procedures, if applicable, for the conversion of such debt securities into shares of our common stock;

•	to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under such indenture by more than one trustee;

•	to cure any ambiguity, defect or inconsistency in the indenture, provided that such action shall not adversely affect in any material respect the interests of holders of debt securities of any series issued; or

•	to supplement any of the provisions of such indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such debt securities issued, provided that such action shall not adversely affect in any material respect the interests of the holders of the debt securities of any series issued.

      The indenture will provide that in determining whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver or whether a quorum is present at a meeting of holders of the debt securities,

•	the principal amount of an original issue discount security that shall be deemed to be outstanding shall be the amount of the principal that would be due and payable as of the date of such determination if the maturity were to be accelerated;

•	the principal amount of a debt security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such debt security, of the principal amount (or, in the case of an original issue discount security, the U.S. dollar equivalent on the issue date of such debt security of the amount determined as provided above);

•	the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless the indenture otherwise provides; and

•	debt securities we own or any other obligor upon the debt securities or any of our affiliates or of such other obligor shall be disregarded.

Meetings of the Holders of Debt Securities

      The indenture will contain provisions for convening meetings of the holders of an issued series of debt securities. A meeting may be called at any time by the trustee and also, upon our request, or the request of holders of at least 25% in principal amount of the outstanding debt securities of such series, in any such case upon notice given as provided in the applicable indenture. Except for any consent that must be given by the holder of each debt security affected by certain modifications and amendments of the indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series. However, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage which is less than a majority, in principal amount of the outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened. Such resolution must be adopted at a meeting or adjourned meeting at which a quorum is present by the affirmative vote of the holders of that specified percentage in principal amount of the outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series. However, if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding debt securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding debt securities of such series will constitute a quorum.

      Notwithstanding the provisions described above, if any action is to be taken at a meeting of holders of debt securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the applicable indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding debt securities affected thereby, or of the holders of such series and one or more additional series:

•	there shall be no minimum quorum requirement for such meeting and

•	the principal amount of the outstanding debt securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the indenture.

Discharge, Defeasance and Covenant Defeasance

      Unless otherwise indicated in the applicable prospectus supplement, we may discharge certain obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable in an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such debt securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

      Unless otherwise indicated in the applicable prospectus supplement, we may elect either:

•	to defease and be discharged from any and all obligations (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such debt securities and the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities and to hold moneys for payment in trust) with respect to such debt securities (“defeasance”) or

•	to be released from our obligations with respect to those debt securities under the applicable indenture (being the restrictions described under the caption “— Certain Covenants”) or if provided in the applicable prospectus supplement, our obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an event of default with respect to such debt securities (“covenant defeasance”), in either case upon our irrevocable deposit with the applicable trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such debt securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates.

      Such a trust may only be established if, among other things, we have delivered to the applicable trustee an opinion of counsel (as specified in the applicable Indenture) confirming that:

• the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance, and

• will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred.

The opinion of counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the indenture. In the event of such defeasance, the holders of such debt securities would thereafter be able to look only to such trust fund for payment of principal (and premium, if any) and interest.

      “Government Obligations” means securities which are:

•	of the same government which issued the currency in which the series of debt securities are denominated and in which interest is payable; or

•	of government agencies backed by the full faith and credit of such government.

      Unless otherwise provided in the applicable prospectus supplement, if after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to debt securities of any series,

•	the holder of a debt security of such series is entitled to, and does, elect pursuant to the applicable indenture or the terms of such debt security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such debt security, or

•	a conversion event (as described below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such debt security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such debt security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such debt security into the currency, currency unit or composite currency in which such debt security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate.

A conversion event is the cessation of use of:

•	a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of actions by a central bank or other public institution of or within the international banking community,

•	the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or

•	any currency unit or composite currency other than the ECU for the purposes for which it was established.

Unless otherwise described in the applicable prospectus supplement, all payments of principal of (and premium, if any) and interest on any debt security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

      In the event we effect covenant defeasance with respect to any debt securities and such debt securities are declared due and payable because of the occurrence of any event of default, other than the event of default described in the fourth clause under “— Events of Default, Notice and Waiver” with respect to the specified sections in the applicable indenture (which Sections would no longer be applicable to such debt securities) or the ninth clause with respect to any other covenants as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such debt securities are payable and Government Obligations on deposit with the applicable trustee, will be sufficient to pay amounts due on such debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on such debt securities at the time of the acceleration resulting from such event of default. In any such event, we would remain liable to make payments of such amounts due at the time of acceleration.

      The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

Convertible Debt Securities

      The terms and conditions, if any, upon which the debt securities are convertible into shares of our common stock will be set forth in the applicable prospectus supplement. Such terms will include:

• whether such debt securities are convertible into shares of common stock,

• the conversion price (or manner of calculation thereof),

• the conversion period,

• provisions as to whether conversion will be at our option or at the option of the holders,

• the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities and any restrictions on conversion, including restrictions directed at maintaining our REIT status.

      Reference is made to the section captioned “Description of Common Stock” for a general description of shares of our common stock to be acquired upon the conversion of debt securities, including a description of certain restrictions on the ownership of shares of our common stock.

Book-Entry Debt Securities

      The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form. The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the applicable prospectus supplement relating to such series.

DESCRIPTION OF PREFERRED STOCK

      The following is a general description of the preferred stock that we may offer from time to time. The particular terms of the preferred stock being offered and the extent to which such general provisions may apply will be set forth in the applicable prospectus supplement. The statements below describing our preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and our bylaws.

      Our authorized capital stock consists of 90,000,000 shares of common stock, par value $0.01 per share, 15,000,000 shares of preferred stock, par value $0.01 per share, and 105,000,000 shares of excess stock, par value $0.01 per share, issuable in exchange for capital stock as described below under “Description of Common Stock — Restrictions on Ownership.” At April 17, 2001, we had no shares of preferred stock outstanding.

General

      Under our articles of incorporation, our Board of Directors may from time to time establish and issue one or more series of preferred stock without shareholder approval. Our Board of Directors may, subject to the express provisions of any other series of preferred stock then outstanding, alter the designation, classify or reclassify any unissued preferred stock by setting or changing the number, designation, preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of such series. The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Preferred stock will, when issued, be fully paid and nonassessable.

      The prospectus supplement relating to any preferred stock offered under it will contain the specific terms, including:

•	the number of shares and designation or title of the shares;

•	the dividend rate on the shares of the series, if any, whether any dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

•	the date from which dividends on the preferred stock will accumulate, if applicable;

•	the redemption rights, including conditions and the price(s), if any, for shares of the series;

•	the terms and amounts of any sinking fund for the purchase or redemption of shares of the series;

•	the rights of the shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, and the relative rights of priority, if any, of payment of shares of the series;

•	whether the shares of the series will be convertible into shares of any other class or series, or any of our other securities, or securities of any other corporation or other entity, and, if so, the specification of the other class or series of the other security, the conversion price(s) or dates on which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series;

•	the voting rights, if any, of the holders of shares of the series; and

•	any other relative rights, preferences and limitations on that series.

Rank

      Unless otherwise specified in the prospectus supplement, our preferred stock, of a particular series, being issued will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank:

•	senior to all classes or series of our common stock, and to all equity securities ranking junior to preferred stock we have issued,

•	on a parity with all equity securities we have issued the terms of which specifically provide that such equity securities rank on a parity with the preferred stock; and

•	junior to all preferred stock of a different series that we have issued the terms of which specifically provide that such equity securities rank senior to preferred stock of another series.

      The term “equity securities” does not include convertible debt securities.

Dividends

      Holders of preferred stock of each series will be entitled to receive, when, as and if declared by our Board of Directors, out of our assets legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable prospectus supplement) at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on our share transfer books on such record dates as shall be fixed by our Board of Directors.

      Dividends on any series of preferred stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our Board of Directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the holders of such series of preferred stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date. We will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

      If preferred stock of any series is outstanding, we will not pay or declare a full dividend on a series of parity or junior preferred stock or common stock unless:

•	for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full cumulative dividends on the preferred stock through the then-current dividend period or

•	for preferred stock lacking cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full dividends for the then-current dividend period.

      If dividends are not paid in full (or if a sum sufficient has not been set aside for full payment), then dividends for both that series and any parity series will be declared pro rata. Therefore, the amount of dividends declared per share of both series will maintain the same ratio that accrued dividends per share of each series bear to each other. Accrued dividends will not include any accumulation in respect of unpaid dividends for prior dividend periods if such shares of preferred stock do not have a cumulative dividend. No interest, or sum of money in lieu of interest, shall be payable for any dividend payment or payments on preferred stock of such series which may be in arrears.

      Except as provided in the immediately preceding paragraph, unless we have paid, or declared and set apart a sum sufficient to pay the then current dividend (including dividend payments in arrears if dividends are cumulative) for a series of preferred stock, we will not declare dividends (other than in common stock or preferred stock ranking junior to the preferred stock of such series as to dividends and upon liquidation) or pay or set aside for payment or declare or make any other distribution upon shares of the common stock, junior stock or parity stock as to dividends or upon liquidation. Additionally, we shall not redeem, purchase or otherwise acquire for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) any shares of common stock, junior stock or parity stock as to dividends or upon liquidation. However, we may convert or exchange those shares into junior stock as to dividends and upon liquidation.

Redemption

      If so provided in the applicable prospectus supplement, any series of our preferred stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

      The prospectus supplement relating to a series of our preferred stock that is subject to mandatory redemption will specify:

•	the number of shares of such preferred stock that we will redeem in each year,

•	the year the redemption will commence,

•	the redemption price per share, together with an amount equal to all accrued and unpaid dividends to the date of redemption, and

•	whether the redemption price may be payable in cash or other property.

If the redemption price for our preferred stock of any series is payable only from the net proceeds of the issuance of our capital stock, the terms of such preferred stock may provide that, if we have not issued capital stock or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically and mandatorily be converted into the applicable class or series of our capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

      We can not redeem, purchase or otherwise acquire shares of a series of preferred stock unless:

•	for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full cumulative dividends on the preferred stock through the then-current dividend period or

•	for preferred stock lacking cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full dividends for the then-current dividend period.

The foregoing shall not prevent the purchase or acquisition of preferred stock of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series.

      If fewer than all of our outstanding preferred stock of any series are to be redeemed, we will determine the number of shares to be redeemed. We may redeem the shares on a pro rata basis from the holders of record of those shares in proportion to the number of those shares held or for which redemption is requested by the holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner we determine.

      Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our share transfer books. Each notice shall state:

•	the redemption date;

•	the number of shares and the series of preferred stock to be redeemed;

•	the redemption price;

•	the place or places where certificates for such shares are to be surrendered for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accrue on such redemption date; and

•	the date upon which the holder’s conversion rights, if any, as to such shares shall terminate.

If fewer than all of the preferred stock of any series are to be redeemed, the notice mailed to each holder shall also specify the number of shares of preferred stock to be redeemed from each holder. If notice of redemption of any preferred stock has been given and if we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any of our preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on the preferred stock, and all rights of the holders of the redeemable shares will terminate, except the right to receive the redemption price.

Liquidation Preference

      Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment will be made to the holders of any shares of common stock or any other class or series of preferred stock ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of us, the holders of each series of preferred stock will be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all our outstanding preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking on a parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

      If liquidating distributions shall have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of us.

Voting Rights

      Holders of preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

      Unless provided otherwise for any series of preferred stock, so long as any shares of preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class),

•	authorize or create, or increase the authorized or issued amount of, any class or series of our capital stock ranking senior to such series of preferred stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital shares into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

•	amend, alter or repeal the provisions of our articles of incorporation or the designating amendment for such series of preferred stock, whether by merger, consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred stock or the holders thereof.

However, with respect to the occurrence of any of the Events set forth above, so long as the preferred stock remains outstanding with the terms materially unchanged, taking into account that upon the occurrence of an Event, we may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of preferred stock. Further,

•	any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or

•	any increase in the amount of authorized shares of such series or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of preferred stock of such series shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion Rights

      The terms and conditions, if any, upon which any series of preferred stock is convertible into shares of our common stock will be set forth in the applicable prospectus supplement. Such terms will include:

•	the number of shares of common stock into which the shares of preferred stock are convertible,

•	the conversion price (or manner of calculation),

•	the conversion period,

•	provisions as to whether conversion will be at the option of the holders of preferred stock or us,

•	the events requiring an adjustment of the conversion price and

•	provisions affecting conversion in the event of the redemption of such series of preferred stock.

Restrictions on Ownership

      As discussed below under “Description of Common Stock — Restrictions on Ownership,” for us to qualify as a REIT under the U.S. Internal Revenue Code (the “Code”), not more than 50% in value of our outstanding equity securities of all classes may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist us in meeting this requirement, we may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of our outstanding equity securities, including any of our preferred stock. Therefore, the designating amendment for each series of preferred stock may contain provisions restricting the ownership and transfer of preferred stock.

Book-Entry Preferred Stock

      The preferred stock of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of preferred stock will be described in the applicable prospectus supplement relating to such series.

Registrar and Transfer Agent

      The registrar and transfer agent for the preferred stock will be set forth in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

      The following is a general description of the depositary shares that we may offer from time to time. The particular terms of the depositary shares being offered and the extent to which such general provisions may apply will be set forth in the applicable prospectus supplement.

General

      We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of a class of our preferred stock, as specified in the applicable prospectus supplement. We will deposit shares of preferred stock of each series represented by depositary shares under a separate deposit agreement among us, the applicable depositary and the holders from time to time of the depositary receipts. Generally, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of the particular series of shares of preferred stock represented by the appropriate depositary shares, to all the rights and preferences of those shares of preferred stock (including dividend, voting, conversion, redemption and liquidation rights). At April 17, 2001, we had no depositary shares issued or outstanding.

      The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following our issuance and delivery of our preferred stock to the depositary, we will cause the preferred stock depositary to issue, on our behalf, the depositary receipts. Upon request we will provide you with copies of the applicable form of deposit agreement and depositary receipt.

Dividends and Other Distributions

      The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of the applicable depositary receipts in proportion to the number of depositary receipts owned by such holder.

      In the event of a distribution other than in cash, the depositary will distribute property received by it to the appropriate record holders of depositary receipts. If the depositary determines that it is not feasible to make such distribution, then it may, with our approval, sell such property and distribute the net proceeds to the record holders.

Withdrawal of Shares

      Generally, if a holder surrenders depositary receipts at the corporate trust office of the preferred stock depositary (unless the related depositary shares have previously been called for redemption), the holder will be entitled to receive at that office the number of whole or fractional shares of preferred stock and any money or other property represented by the depositary shares. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of shares of preferred stock represented by each depositary share as specified in the applicable prospectus supplement. Thereafter, holders of such preferred stock will not be entitled to receive depositary shares for the preferred stock. If a holder seeks to withdraw more depositary shares than are available, then the preferred stock depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares.

Redemption of Depositary Shares

      Whenever we redeem preferred stock held by the preferred stock depositary, the depositary will redeem as of the same redemption date the appropriate number of depositary shares, provided we shall have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends (except, with respect to noncumulative shares of preferred stock, dividends for the current dividend period only) to the date fixed for redemption. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable with respect to the preferred stock specified in the applicable prospectus supplement. If less than all the depositary shares are to be redeemed, the amount redeemed will be selected by the depositary by lot.

      After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. All rights of the holders will cease, except the right to receive money or other property that the holders of the depositary shares were entitled to receive upon such redemption. Payments will be made when holders surrender their depositary receipts to the depositary.

Voting of the Underlying Preferred Stock

      Upon receipt of notice of any meeting at which the holders of shares of preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the applicable depositary receipts. Each record holder of depositary receipts on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of shares of preferred stock represented by such holder’s depositary shares. The depositary will vote in accordance with such instructions, and we will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting to the extent it does not receive specific instructions from the depositary receipts holders.

Liquidation Preference

      In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, each holder of a depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of applicable preferred stock, as set forth in the appropriate prospectus supplement.

Conversion of Preferred Stock

      Our depositary shares, as such, are not convertible into shares of our common stock or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement, the depositary receipts may be surrendered by their holders to the depositary with written instructions to the depositary to instruct us to cause conversion of the shares of represented preferred stock into whole shares of common stock or preferred stock, as the case may be, and we will agree that upon receipt of such instructions and any amounts payable, we will convert the depositary shares utilizing the same procedures as those provided for delivery of shares of preferred stock to effect such conversion. If the depositary shares are to be converted in part only, one or more new depositary receipts will be issued for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

      We and the depositary may, at any time, agree to amend the form of depositary receipt and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts will not be effective unless that amendment has been approved by the existing holders of at least a majority of the depositary shares.

      We may terminate the deposit agreement upon not less than 30 days’ prior written notice to the preferred stock depositary if:

•	the termination is to preserve our status as a REIT or

•	a majority of each class of preferred stock affected by the termination consents to the termination,

whereupon the depositary will deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by such depositary receipts.

      In addition, the deposit agreement will automatically terminate if:

•	all outstanding depositary shares shall have been redeemed,

•	there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation, dissolution or winding up and such distribution shall have been distributed to the holders of the applicable depositary receipts or

•	each share of related preferred stock shall have been converted into capital stock not so represented by depositary shares.

Charges of Preferred Stock Depositary

      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the depositary in connection with the performance of its duties under the deposit agreement. However, unless otherwise specified in the applicable prospectus supplement, holders of depositary receipts will pay the fees and expenses of the depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the deposit agreement.

Resignation and Removal of Depositary

      The depositary may resign at any time by delivering to us notice of its election to do so. We may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary, which must be appointed within 60 days after delivery of the notice of resignation or removal and, as in the case of the original preferred stock depositary, must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

      The depositary will forward to holders of depositary receipts any reports and communications from us, including our annual reports and Exchange Act filings, which are received by the depositary with respect to the related preferred stock.

      We, as well as the depositary, will not be liable if either of us is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. Our obligations and those of the depositary under the deposit agreement will be limited to performing our respective duties in good faith and without negligence, gross negligence or willful misconduct, and neither of us will be obligated to prosecute or defend any legal proceeding relating to any depositary receipts, depositary shares or shares of preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented by depository receipts, holders of depositary receipts or other persons believed to be competent to give such information, and on documents believed to be genuine and signed by a proper party.

      If the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on our claims, requests or instructions.

DESCRIPTION OF COMMON STOCK

      The following description of our common stock sets forth certain general terms and provisions of the common stock to which any prospectus supplement may relate, including a prospectus supplement providing that common stock will be issuable upon conversion of our debt securities or our preferred stock or upon the exercise of our warrants to purchase common stock. The statements below describing the common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and bylaws.

General

      Our authorized capital stock consists of 90,000,000 shares of common stock and 15,000,000 shares of preferred stock. There also is authorized 105,000,000 shares of excess stock, issuable in exchange for capital stock, as described below under “— Restrictions on Ownership.” At April 17, 2001, we had outstanding 30,502,374 shares of common stock. All issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

      The holders of common stock elect all directors and are entitled to one vote per share on all matters submitted to a vote of the stockholders. Stockholders are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. Upon our liquidation, dissolution or winding up, holders of common stock are entitled to share pro rata in any distribution to stockholders. Holders of common stock have no preemptive, subscription or conversion rights. The common stock will, when issued, be fully paid and nonassessable and will not be subject to preemptive or other similar rights.

      We purchased from six limited partnerships and one general partnership 14 properties in July 1992, and purchased from a trust one property in August 1993, in exchange for the issuance to the partnerships and the trust of an aggregate of 346,172 restricted shares of common stock . All of the shares issued in connection with these acquisitions are subject to piggyback registration rights under certain circumstances.

Restrictions on Ownership

      For us to qualify as a REIT, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. The shares must be beneficially owned (without reference to any rules of attribution) by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and certain other requirements must be satisfied. See “Federal Income Tax Considerations — Taxation of Commercial Net Lease Realty, Inc.”

      To ensure that five or fewer individuals do not own more than 50% in value of the outstanding common stock, our articles of incorporation provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value of the outstanding capital stock. Our Board of Directors may waive this ownership limit if evidence satisfactory to us and our tax counsel is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, our Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our status as a REIT.

      This ownership limit will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving our status as a REIT, this ownership limit may prevent any person or small group of persons from acquiring unilateral control of us.

      If the ownership, transfer or acquisition of shares of common stock, or change in our capital structure or other event or transaction would result in:

•	any person owning (applying certain attribution rules) capital stock in excess of the ownership limit,

•	fewer than 100 persons owning our capital stock,

•	our being “closely held” within the meaning of Section 856(h) of the Code, or

•	our otherwise failing to qualify as a REIT,

then the ownership, transfer or acquisition, or change in capital structure or other event or transaction that would have such effect will be void as to the purported transferee or owner, and the purported transferee or owner will not have or acquire any rights to the capital stock to the extent required to avoid such a result. Capital stock owned, transferred or proposed to be transferred in excess of the ownership limit or which would otherwise jeopardize our status as a REIT will automatically be converted to excess stock. A holder of excess stock is not entitled to distributions, voting rights, and other benefits with respect to such shares except for the right to payment of the purchase price for the shares (or, in the case of a devise or gift or similar event which results in the issuance of excess stock, the fair market value at the time of such devise or gift or event) and the right to certain distributions upon liquidation. Any dividend or distribution paid to a proposed transferee or holder of excess stock shall be repaid to us upon demand. Excess stock shall be subject to our repurchase at our election. The purchase price of any excess stock shall be equal to the lesser of:

•	the price paid in such purported transaction (or, in the case of a devise or gift or similar event resulting in the issuance of excess stock, the fair market value at the time of such devise or gift or event), or

•	the fair market value of such common stock on the date on which we or our designee determines to exercise its repurchase right.

If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the purported transferee of any excess stock may be deemed, at our option, to have acted as an agent on our behalf in acquiring such excess stock and to hold such excess stock on our behalf.

      For purposes of our articles of incorporation, the term “person” shall mean an:

      • individual,

      • corporation,

      • partnership,

      • estate,

•	trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code),

•	portion of a trust permanently set aside to be used exclusively for the purposes described in Section 642(c) of the Code,

      • association,

•	private foundation within the meaning of Section 509(a) of the Code,

      • joint stock company or other entity, or

•	group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended;

but does not include an underwriter which participated in a public offering of our capital stock for a period of sixty (60) days following the purchase by such underwriter of capital stock therein, provided that the foregoing exclusions shall apply only if the ownership of such capital stock by such underwriter would not cause us to fail to qualify as a REIT by reason of being “closely held” within the meaning of Section 856(a) of the Code or otherwise cause us to fail to qualify as a REIT.

      All certificates representing capital stock will bear a legend referring to the restrictions described above.

      Our articles of incorporation provide that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5.0% of the outstanding capital stock, or such lower percentage as may be required pursuant to regulations under the Code or as may be requested by our Board of Directors, must file a written notice with us no later than January 31 of each year with respect to the prior year containing:

•	the name and address of such owner,

•	the number of shares of capital stock owned by such holder and

•	a description of how such shares are held.

In addition, each stockholder shall be required to disclose, upon demand, to us in writing such information that we may request in good faith in order to determine our status as a REIT or to comply with the requirements of any taxing authority or governmental agency.

      The ownership limitations described above may have the effect of precluding acquisitions of control of us by a third party.

Transfer Agent

      First Union National Bank is the transfer agent of the common stock.

DESCRIPTION OF COMMON STOCK WARRANTS

      We may issue common stock warrants for the purchase of common stock. Common stock warrants may be issued independently or together with any of our other securities offered by any prospectus supplement and may be attached to or separate from such securities offered. Each series of common stock warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the common stock warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of common stock warrants. The following sets forth certain general terms and provisions of the common stock warrants we offer. Further terms of the common stock warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement.

      The applicable prospectus supplement will describe the terms of the common stock warrants, including, where applicable, the following:

•	the title of the common stock warrants;

•	the aggregate number of the common stock warrants;

•	the price(s) at which the common stock warrants will be issued;

•	the number of shares of common stock purchasable upon exercise of the common stock warrants;

•	the designation and terms of the other securities offered with which the common stock warrants are issued and the number of the common stock warrants issued with each the security offered;

•	the date, if any, on and after which the common stock warrants and the related common stock will be separately transferable;

•	the price at which each share of common stock purchasable upon exercise of the common stock warrants may be purchased;

•	the date on which the right to exercise the common stock warrants shall commence and the date on which the right shall expire;

•	the minimum or maximum amount of the common stock warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	any limitations on the acquisition or ownership of the common stock warrants which may be required in order to maintain our status as a REIT;

•	a discussion of certain federal income tax considerations; and

•	any other terms of the common stock warrants, including terms, procedures and limitations relating to the exchange and exercise of the common stock warrants.

      Reference is made to the section captioned “Description of Common Stock” for a general description of the common stock to be acquired upon the exercise of the common stock warrants, including a description of certain restrictions on the ownership of common stock.

FEDERAL INCOME TAX CONSIDERATIONS

Introduction

      The following is a summary of the material federal income tax consequences of the ownership of our capital stock, prepared by Shaw Pittman, our tax counsel. This discussion is based upon the laws, regulations, and reported rulings and decisions in effect as of the date of this prospectus (or, in the case of certain regulations, proposed as of such date), all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the federal income tax consequences applicable to all investors in light of their particular investment circumstances, or to all categories of investors, some of whom may be subject to special rules (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). No ruling on the federal, state or local tax considerations relevant to our operation, or to the purchase, ownership or disposition of our common stock or our preferred stock has been requested from the Internal Revenue Service or other tax authority. Shaw Pittman has rendered certain opinions discussed herein and believes that if the Internal Revenue Service were to challenge the conclusions of Shaw Pittman, such conclusions should prevail in court. However, opinions of counsel are not binding on the Internal Revenue Service or on the courts, and no assurance can be given that the conclusions reached by Shaw Pittman would be sustained in court. Investors should consult their own tax advisors in determining the federal, state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common stock or preferred stock, the tax treatment of a REIT and the effect of potential changes in applicable tax laws.

Taxation of Commercial Net Lease Realty, Inc.

      General. Since our inception, we have elected, and believe we have qualified, to be taxed as a REIT for federal income tax purposes, as defined in Sections 856 through 860 of the Code. The provisions of the Code pertaining to REITs are highly technical and complex. If various conditions imposed by the Code are met, a REIT is, with limited exceptions, not taxed at the corporate level on income that is currently distributed to the REIT’s stockholders. Undistributed income is taxed at regular corporate rates and may be subject to a 4% excise tax. In addition, a REIT may be subject to the “alternative minimum tax” on its items of tax preference and is subject to income tax at the highest corporate rate on income from foreclosure property and to penalty taxes on excessive unqualified income and prohibited transactions.

      If we fail to qualify as a REIT for any taxable year and certain relief provisions do not apply, we will be subject to federal income tax (including alternative minimum tax) as an ordinary corporation on our taxable income at regular corporate rates without any deduction or adjustment for distributions to holders of common stock or preferred stock. To the extent that we would, as a consequence, be subject to tax liability for any such year, the amount of cash available for satisfaction of our liabilities and for distribution to holders of common stock or preferred stock would be reduced. Distributions to holders of common stock or preferred stock generally would be taxable as ordinary income to the extent of current and accumulated earnings and profits and, subject to certain limitations, would be eligible for the corporate dividends received deduction, but there can be no assurance that any such distributions would be made. We would not be eligible to elect REIT status for the four subsequent taxable years, unless our failure to qualify was due to reasonable cause and not willful neglect and unless certain other requirements were satisfied.

      Opinion of Shaw Pittman. Based upon representations made by our officers with respect to relevant factual matters, upon the existing Code provisions, rules and regulations promulgated thereunder (including proposed regulations) and reported administrative and judicial interpretations thereof, upon Shaw Pittman’s independent review of such documents and other information as Shaw Pittman deemed relevant in the circumstances and upon the assumption that we will operate in the manner described in this prospectus, Shaw Pittman has advised us that, in its opinion, (a) we have, for the years 1984 through 2000, met the requirements for qualification and taxation as a REIT and (b) our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for 2001. It must be emphasized, however, that our ability to qualify as a REIT is dependent upon our actual operating results and future actions and events and no assurance can be given that the actual results of our operations and the future actions and events will enable us to satisfy in any given year the requirements for qualification and taxation as a REIT.

      Requirements for Qualification as a REIT. As discussed more fully below, the Code defines a REIT as a corporation:

•	which is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	which would be taxable, but for Sections 856 through 860 of the Code, as a domestic corporation;

•	which is neither a financial institution nor an insurance company;

•	the beneficial ownership of which is held by 100 or more persons;

•	which is not closely held; and

•	which meets certain other tests regarding the nature of its assets and income and the amount of its distributions.

      Ownership Tests. More specifically, the ownership requirements that we must satisfy as a REIT are that (a) during the last half of each taxable year not more than 50% of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals and (b) there must be at least 100 stockholders on at least 335 days of such 12-month taxable year (or a proportionate number of days of a short taxable year). In order to meet these requirements, or to otherwise obtain, maintain or reestablish REIT status, and for no other purpose, our articles of incorporation empower our Board of Directors to redeem, at its option, a sufficient number of shares or to restrict the transfer thereof to bring or to maintain the ownership of our shares in conformity with the requirements of the Code. The redemption price to be paid will be fair market value as reflected in the latest quotations, or, if no quotations are available, the net asset value of the shares as determined by our Board of Directors.

      Under our articles of incorporation, each holder of our capital stock is required, upon demand, to disclose to our Board of Directors in writing such information with respect to direct and indirect ownership of our shares as the Board of Directors deems necessary to comply with provisions of the Code applicable to us, or to comply with the requirements of any other appropriate taxing authority. Certain Treasury regulations govern the method by which we are required to demonstrate compliance with these stock ownership requirements and the failure to satisfy such regulations could cause us to fail to qualify as a REIT. We have represented that we have met, and expect to meet, these stock ownership requirements for each taxable year.

      Asset Tests. At the end of each quarter of our taxable year, at least 75% of the value of our total assets must consist of “real estate assets,” cash and cash items (including receivables) and government securities. The balance of our assets generally may be invested without restriction, except that holdings of securities not within the 75% class of assets generally must not, with respect to any issuer, exceed 5% of the value of our assets or 10% of the voting power or value of the issuer’s outstanding securities. The term “real estate assets” includes real property, interests in real property, leaseholds of land or improvements thereon, and any property attributable to the temporary investment of new capital (but only if such property is stock or a debt instrument and only for the one-year period beginning on the date we receive such capital). We have represented that at the end of each quarter we have met, and expect in the future to continue to meet, this asset test.

      Income Tests. We currently must meet two separate tests with respect to our sources of income for each taxable year. In general, at least 75% of our gross income (excluding income from prohibited transactions) for each taxable year must be from rents from real property, interest on obligations secured by mortgages on real property, gains from the sale or other disposition of real property and certain other sources. In addition, we must derive at least 95% of our gross income (excluding income from prohibited transactions) for each taxable year from any combination of the items of income which qualify under the 75% test, from dividends and interest and from gains from the sale, exchange or other disposition of certain stocks and securities.

      Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts of sales. Our leases provide for either fixed rent, sometimes with scheduled escalations, or a fixed minimum rent and a percentage of gross receipts in excess of some threshold. Second, the Code provides that rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if we, or an owner of 10% or more of our aggregate capital stock, directly or constructively own 10% or more of such tenant (referred to as a “related party tenant”). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” We anticipate that none of our gross annual income will be considered attributable to rents that are based in whole or in part on the income or profits of any person; that no more than a de minimis amount of our gross annual income will be considered attributable to the rental of personal property; and that none of our gross annual income will be from related party tenants. Finally, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to tenants, other than through an “independent contractor” from whom we derive no revenue. The “independent contractor” requirement, however, does not apply to the extent the services provided by us are “usually or customarily rendered” in connection with the rental space for occupancy only and are not otherwise considered “rendered to the occupant.” In addition, we are currently permitted to earn up to one percent of our gross income from tenants, determined on a property-by-property basis, by furnishing services that are noncustomary or provided directly to the tenants, without causing the rental income to fail to quality as rents from real property. We will provide certain services with respect to our properties. We do not anticipate that any of these services will be (a) of a type other than those usually or customarily rendered in connection with the rental space for occupancy only or (b) of a type considered rendered to any of the occupants of our properties.

      Should we fail to satisfy either or both of the 75% or 95% tests for any taxable year, we may still qualify as a REIT if:

•	such failure is due to reasonable cause and not willful neglect;

•	we report the nature and amount of each item of our income on a schedule attached to our tax return for such year; and

•	the reporting of any incorrect information is not due to fraud with intent to evade tax.

However, even if these three requirements were met and we were not disqualified, a penalty tax of 100% would be imposed by reference to the amount by which we failed the 75% or 95% test (whichever amount is greater).

      In addition to the 75% and 95% tests, for each taxable year before 1998, we were required to derive less than 30% of our gross income (including gross income from prohibited transactions) from the sale or other disposition of:

•	real property held for less than four years (other than foreclosure property or property involuntarily or compulsorily converted through destruction, condemnation or similar events);

•	stocks or securities held for less than one year; and

•	property sold or otherwise disposed of in a prohibited transaction.

We have represented that, for each taxable year before 1998, we did not recognize gross income of a type, in an amount or at a time which would have caused us to fail the 30% test.

      Distribution Requirements. We must distribute annually to our stockholders ordinary income dividends in an amount equal to at least:

•	90% of the sum of (i) our “real estate investment trust taxable income” (before deduction of dividends paid and excluding any net capital gains) and (ii) the excess of net income from foreclosure property over the tax on such income, minus

•	certain excess non-cash income.

Real estate investment trust taxable income generally is our taxable income computed as if we were an ordinary corporation, with certain adjustments. Distributions must be made in the taxable year to which they relate or, if declared before the timely filing of our tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our real estate investment trust taxable income, as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. Furthermore, if we should fail to distribute during each calendar year at least the sum of:

•	85% of our ordinary income,

•	95% of our net capital gain net income for such year and

•	any undistributed taxable income from prior periods,

we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

      We have represented that we have made and intend to make distributions to stockholders that will be sufficient to meet the annual distribution requirements. Under some circumstances, however, it is possible that we may not have sufficient funds from our operations to pay cash dividends to satisfy these distribution requirements. If the cash available to us is insufficient, we might raise cash in order to make the distributions by borrowing funds, issuing new securities or selling assets. If we ultimately were unable to satisfy the 90% distribution requirement, we would fail to qualify as a REIT and, as a result, would be subject to federal income tax as an ordinary corporation without any deduction or adjustment for distributions to holders of common stock or preferred stock.

      If we were to fail to meet the 90% distribution requirement as a result of an adjustment to our tax returns by the Internal Revenue Service, we could maintain our qualification as a REIT by paying a “deficiency dividend” (plus a penalty and interest) within a specified period which will be permitted as a deduction in the taxable year with respect to which the adjustment is made.

      Distributions to Holders of Preferred Stock. Distributions with respect to our preferred stock will be taxable as described below in “— Taxation of Taxable Domestic Stockholders,” “— Taxation of Tax-Exempt Stockholders” and “— Taxation of Foreign Stockholders.”

      Redemption or Conversion of Preferred Stock to Common Stock. Assuming that preferred stock will not be redeemed or converted at a time when there are distributions in arrears, in general, no gain or loss will be recognized for federal income tax purposes upon the redemption or conversion of our preferred stock at the option of the holder solely into common stock. The basis that a holder will have for tax purposes in the common stock received will be equal to the adjusted basis the holder had in the preferred stock so redeemed or converted and, provided that the preferred stock was held as a capital asset, the holding period for the common stock received will include the holding period for the preferred stock redeemed or converted. A holder, however, will generally recognize gain or loss on the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the holder’s adjusted basis in such fractional share.

      If a redemption or conversion occurs when there is a dividend arrearage on the preferred stock and the fair market value of the common stock exceeds the issue price of the preferred stock, a portion of the common stock received might be treated as a dividend distribution taxable as ordinary income.

      Adjustments to Conversion Price. Under section 305 of the Code, holders of preferred stock may be deemed to have received a constructive distribution of stock that is taxable as a dividend where the conversion ratio is adjusted to reflect a cash or property distribution with respect to the common stock into which it is convertible. An adjustment to the conversion price made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the preferred stock may not qualify as being pursuant to a bona fide, reasonable adjustment formula. If a nonqualifying adjustment were made, the holders of preferred stock might be deemed to have received a taxable stock dividend.

      Taxation of Taxable Domestic Stockholders. For any taxable year in which we qualify as a REIT for federal income tax purposes, our distributions to our stockholders that are United States persons (generally, any person other than a nonresident alien individual, a foreign trust or estate or a foreign partnership or corporation) generally will be taxed as ordinary income. Amounts received by such United States persons that we have properly designated as capital gain dividends generally will be taxed as long-term capital gain (to the extent that they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his common stock or preferred stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Such ordinary income and capital gain are not eligible for the dividends received deduction allowed to corporations. Distributions to such United States persons in excess of our current or accumulated earnings and profits will be considered first a tax-free return of capital, reducing the tax basis of each stockholder’s common stock or preferred stock and then, to the extent the distribution exceeds each stockholder’s basis, a gain realized from the sale of common stock or preferred stock. We will notify each stockholder as to the portions of each distribution which, in our judgment, constitute ordinary income, capital gain or return of capital. Any dividend that is (a) declared by us in October, November or December of any calendar year and payable to stockholders of record on a specified date in such months and (b) actually paid by us in January of the following year, shall be deemed to have been both paid by us and received by the stockholders on December 31 of such calendar year and, as a result, will be includable in gross income of the stockholders for the taxable year which includes such December 31.

      Stockholders may not deduct on their income tax returns any net operating or net capital losses we may have. We may carry forward net operating losses for 15 years and may use such losses to reduce taxable income and the amounts that we will be required to distribute in order to remain qualified as a REIT. We may carry forward net capital losses for five years and we may use such losses to reduce capital gains. Losses not used within the relevant period expire.

      Upon the sale or other disposition of our common stock or preferred stock, a stockholder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other disposition and the adjusted basis of the shares involved in the transaction. Such gain or loss will be long-term capital gain or loss if, at the time of sale or other disposition, the shares involved have been held for more than one year. In addition, if a stockholder receives a capital gain dividend with respect to a share of common stock or preferred stock which he has held for six months or less at the time of sale or other disposition, any loss recognized by the stockholder will be treated as long-term capital loss to the extent of the amount of the capital gain dividend that was treated as long-term capital gain.

      Distributions from us and gain from the disposition of common stock or preferred stock will not be treated as passive activity income and, therefore, stockholders will not be able to apply any passive activity losses against such income. Dividends from us (to the extent they do not constitute a return of capital or capital gain dividends) and, on an elective basis, capital gain dividends and gain from the disposition of common stock or preferred stock generally will be treated as investment income for purposes of the investment income limitation.

      The state and local income tax treatment of us and our stockholders may not conform to the federal income tax treatment described above. (For example, in most states, individual stockholders who are residents of the state will be subject to state income tax on dividends and gains on their shares in us, but the state of Delaware — unlike most, if not all, other states — also taxes nonresident stockholders of a REIT on dividends and gains from the REIT to the extent, if any, that such income is attributable to property located in Delaware.) As a result, investors should consult their own tax advisors for an explanation of how other state and local tax laws would affect their investment in common stock or preferred stock.

      Backup Withholding. We will report to our stockholders and the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide us with his correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability.

      Taxation of Tax-Exempt Stockholders. Distributions by us to a stockholder that is a tax-exempt entity generally will not constitute “unrelated business taxable income” (“UBTI”) as defined in Section 512(a) of the Code, provided that the tax-exempt entity has not financed the acquisition of its shares with “acquisition indebtedness” within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. For taxable years beginning after December 31, 1993, however, qualified trusts that hold more than 10% (by value) of the shares of certain REITs may be required to treat a certain percentage of the distributions of such REITs as UBTI. The conditions which trigger this requirement do not currently exist, and we do not anticipate that they will ever exist. This requirement will apply only if (a) we would not qualify as a REIT for federal income tax purposes but for the application of a “look-through” exception to the five or fewer requirement applicable to shares being held by qualified trusts and (b) we are “predominantly held” by qualified trusts. A REIT is predominantly held if either (i) a single qualified trust holds more than 25% by value of the REIT interests or (ii) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (ii) the total gross income (less certain associated expenses of the REIT). A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if we are able to satisfy the five or fewer requirements without relying upon the “look-through” exception. The existing restrictions on ownership of shares in our articles of incorporation will prevent the application of the provisions treating a portion of the REIT distributions as UBTI to tax-exempt entities purchasing shares pursuant to the offering, absent a waiver of the restrictions by our Board of Directors.

      Taxation of Foreign Stockholders. The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign participants and other foreign stockholders (collectively, “Non-U.S. Stockholders”) are complex, and no attempt will be made herein to provide more than a summary of such rules. The following discussion assumes that the income from investment in the capital stock will not be effectively connected with the Non-U.S. Stockholders’ conduct of a United States trade or business. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local laws with regard to an investment in capital stock, including any reporting requirements.

      Distributions that are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current and accumulated earnings and profits. Such dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend, unless an applicable tax treaty reduces or eliminates that tax. A number of U.S. tax treaties that reduce the rate of withholding tax on corporate dividends do not reduce, or reduce to a lesser extent, the rate of withholding applied to dividends from a REIT. We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions paid to a Non-U.S. Stockholder unless (i) a lower treaty rate applies (and, with regard to payments on or after January 1, 2000, the Non-U.S. Stockholder files IRS Form W-8 with us and, if the capital stock is not traded on an established securities market, acquires a taxpayer identification number from the Internal Revenue Service) or (ii) the Non-U.S. Stockholder files an IRS Form 4224 (or, with respect to payments on or after January 1, 2000, files IRS Form W-8 with us) with our claim that the distribution is effectively connected income. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholders’ shares, such distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of the shares, as described below. If it cannot be determined at the time a distribution is paid whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate of 30%. However, a Non-U.S. Stockholder may seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. Beginning with payments made on or after January 1, 2000, we will be permitted, but not required, to make reasonable estimates of the extent to which distributions exceed current or accumulated earnings and profits. Such distributions will generally be subject to a 10% withholding tax, which may be refunded to the extent it exceeds the shareholder’s actual U.S. tax liability, provided the required information is furnished to the Internal Revenue Service.

      For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a United States business.

Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. Stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption or rate reduction. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder’s FIRPTA tax liability.

      Gain recognized by a Non-U.S. Stockholder upon a sale of shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. We currently believe that we are, and expect to continue to be, a “domestically controlled REIT,” and in such case the sale of shares would not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA nonetheless will be taxable to a Non-U.S. Stockholder if (i) investment in the shares is treated as “effectively connected” with the Non-U.S. Stockholders’ U.S. trade or business, or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met. Effectively connected gain realized by a foreign corporate shareholder may be subject to an additional 30% branch profits tax, subject to possible exemption or rate reduction under an applicable tax treaty. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. Stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the shares would be required to withhold and remit to the Internal Revenue Service 10% of the purchase price.

ERISA CONSIDERATIONS

      THE FOLLOWING IS A SUMMARY OF MATERIAL CONSIDERATIONS ARISING UNDER THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”) AND THE PROHIBITED TRANSACTION PROVISIONS OF SECTION 4975 OF THE CODE THAT MAY BE RELEVANT TO YOU. THIS DISCUSSION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF ERISA OR THE CODE THAT MAY BE RELEVANT TO PARTICULAR INVESTORS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. IF YOU ARE AN EMPLOYEE BENEFIT PLAN SUBJECT TO ERISA, A TAX-QUALIFIED RETIREMENT PLAN, AN IRA, OR A GOVERNMENTAL, CHURCH, OR OTHER PLAN THAT IS EXEMPT FROM ERISA YOU ARE ADVISED TO CONSULT YOUR OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER APPLICABLE PROVISIONS OF ERISA, THE CODE, AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF THE OFFERED SECURITIES BY SUCH PLAN OR IRA.

Fiduciary Duties and Prohibited Transactions

      A fiduciary of a pension, profit-sharing, retirement or other employee benefit plan subject to ERISA (an “ERISA Plan”) should consider the fiduciary standards under ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment of any portion of the ERISA Plan’s assets in the Offered Securities. Accordingly, such fiduciary should consider:

•	whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA;

•	whether the investment is in accordance with the documents and instruments governing the ERISA Plan as required by Section 404(a)(1)(D) of ERISA;

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA; and

•	whether the investment is solely in the interests of the ERISA Plan participants and beneficiaries and for the exclusive purpose of providing benefits to the ERISA Plan participants and beneficiaries and defraying reasonable administrative expenses of the ERISA Plan as required by Section 404(a)(1)(A) of ERISA.

      In addition to the imposition of fiduciary standards, ERISA and Section 4975 of the Code prohibit a wide range of transactions between an ERISA Plan, an IRA, or certain other plans (collectively, a “Plan”) and persons who have certain specified relationships to the Plan (“parties in interest” within the meaning of ERISA and “disqualified persons” within the meaning of the Code). Thus, a Plan fiduciary or person making an investment decision for a Plan also should consider whether the acquisition or the continued holding of the offered securities might constitute or give rise to a direct or indirect prohibited transaction.

Plan Assets

      The prohibited transaction rules of ERISA and the Code apply to transactions with a Plan and also to transactions with the “plan assets” of a Plan. The “plan assets” of a Plan include the Plan’s interest in an entity in which the Plan invests and, in certain circumstances, the assets of the entity in which the Plan holds such interest. The term “plan assets” is not specifically defined in ERISA or the Code, nor, as of the date hereof, has it been interpreted definitively by the courts in litigation. On November 13, 1986, the United States Department of Labor, the governmental agency primarily responsible for administering ERISA, adopted a final regulation (the “DOL Regulation”) setting out the standards it will apply in determining whether an equity investment in an entity will cause the assets of such entity to constitute “plan assets.” The DOL Regulation applies for purposes of both ERISA and Section 4975 of the Code.

      Under the DOL Regulation, if a Plan acquires an equity interest in an entity, which equity interest is not a “publicly-offered security,” the Plan’s assets generally would include both the equity interest and an undivided interest in each of the entity’s underlying assets unless certain specified exceptions apply. The DOL Regulation defines a publicly-offered security as a security that is “widely held,” “freely transferable,” and either part of a class of securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, or sold pursuant to an effective registration statement under the Securities Act of 1933 (provided the securities are registered under the Securities Exchange Act of 1934, as amended within 120 days after the end of the fiscal year of the issuer during which the offering occurred). Any common stock sold pursuant to this prospectus and the applicable prospectus supplement would be sold in an offering registered under the Securities Act of 1933 and is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.

      The DOL Regulation provides that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. However, a class of securities will not fail to be “widely held” solely because the number of independent investors falls below 100 subsequent to a public offering as a result of events beyond the issuer’s control. We believe the common stock to be “widely held.”

      The DOL Regulation provides that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. The DOL Regulation further provides that when a security is part of an offering in which the minimum investment is $10,000 or less, as may be the case with offerings of the offered securities, certain restrictions ordinarily will not affect, alone or in combination, the finding that such securities are freely transferable. We believe that the restrictions imposed under our articles of incorporation on the transfer of the common stock are limited to restrictions on transfer generally permitted under the DOL Regulation and are not likely to result in the failure of the common stock to be “freely transferable.” See “Description of Common Stock — Restrictions on Ownership.” The DOL Regulation only establishes a presumption in favor of a finding of free transferability and, therefore, no assurance can be given that the Department of Labor and the U.S. Treasury Department would not reach a contrary conclusion with respect to the common stock.

      Assuming that the common stock is “widely held” and “freely transferable,” we believe that the common stock constitutes publicly-offered securities for purposes of the DOL Regulation and that our assets will not be deemed to be “plan assets” of any plan that invests in the common stock.

      Additional ERISA considerations that apply to the acquisition or continued holding of offered securities that are common stock warrants, preferred stock, depositary shares or debt securities that are convertible into equity securities will be contained in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

      We may sell our securities to one or more underwriters for public offering and sale by them or may sell the offered securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the offered securities will be named in the applicable prospectus supplement.

      Underwriters may offer and sell our securities at a fixed price or prices, which may be changed, related to the prevailing market prices at the time of sale, or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell our securities upon the terms and conditions set forth in an applicable prospectus supplement. In connection with the sale of our securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of our securities for whom they may act as agent. Underwriters may sell our securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions from the underwriters or commissions from the purchasers for whom they may act as agent.

      Any underwriting compensation we pay to underwriters or agents in connection with the offering of our securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the our securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933.

      If so indicated in the applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers by certain institutions to purchase our securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to contracts shall be not less or more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (i) the purchase by an institution of the offered securities covered by its contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the offered securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of our securities less the principal amount thereof covered by contracts.

      Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

      The validity of our securities will be passed upon for us by Shaw Pittman, Washington, D.C., a partnership including professional corporations. In addition, the description of federal income tax consequences contained in this Prospectus is based upon the opinion of Shaw Pittman.

EXPERTS

      The consolidated balance sheets and financial statement schedules of Commercial Net Lease Realty, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of earnings, stockholders’ equity and statements of cash flows for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein, and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

4,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

November 27, 2001

Salomon Smith Barney

Wachovia Securities
A.G. Edwards & Sons, Inc.
Legg Mason Wood Walker
Incorporated
Raymond James